                                                           Registration No. 33-
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933
                               ----------------
                             BANC ONE CORPORATION
            (Exact name of Registrant as specified in its charter)
                               ----------------
           OHIO                           6711                   31-0738296
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)
                               ----------------
                             100 EAST BROAD STREET
                             COLUMBUS, OHIO 43271
                                (614) 248-5944
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ----------------
                           STEVEN ALAN BENNETT, ESQ.
                             BANC ONE CORPORATION
                             100 EAST BROAD STREET
                           COLUMBUS, OHIO 43271-0158
                                (614) 248-7590
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                With Copies to:
         KENNETH L. WAGNER                    L. RICHARDS MCMILLAN, II
         ASSOCIATE COUNSEL               JONES, WALKER, WAECHTER, POITEVENT,
       BANC ONE CORPORATION                   CARRERE & DENEGRE, L.L.P.
       100 EAST BROAD STREET                     PLACE ST. CHARLES
     COLUMBUS, OHIO 43271-0158                201 ST. CHARLES AVENUE
                                          NEW ORLEANS, LOUISIANA 70170-5100

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger of Premier Bancorp, Inc. with and into a wholly owned subsidiary of the Registrant pursuant to the Merger Agreement described in the enclosed Prospectus and Proxy Statement have been satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
===============================================================================

                                        PROPOSED         PROPOSED
TITLE OF EACH CLASS     AMOUNT TO        MAXIMUM          MAXIMUM       AMOUNT OF
 OF SECURITIES TO BE   BE REGISTERED  OFFERING PRICE     AGGREGATE     REGISTRATION
     REGISTERED          (1) (3)      PER UNIT (2)    OFFERING PRICE    FEE (3)(4)
-----------------------------------------------------------------------------------
    Common Stock        17,795,840       $35.61        $633,709,863     $218,521

===============================================================================
(1) Based on an estimate of the maximum number of shares of common stock of the Registrant to be issued in connection with the merger (the "Merger") of Premier Bancorp, Inc. ("Premier") with and into a wholly owned subsidiary of the Registrant, less the number of shares of common stock carried forward to this Registration Statement pursuant to Rule 429. See note 3.

(2) Calculated in accordance with Rule 457(f)(1) based on the aggregate market value on October 2, 1995 of the shares of Premier common stock expected to be canceled in connection with the Merger and computed by dividing, (i) the product of (A) the average of the high and low prices of Premier common stock as reported by The Nasdaq Stock Market on October 2, 1995 and
    (B) 35,388,832, representing the maximum number of shares of Premier common stock expected to be canceled in connection with the Merger, by
    (ii) 21,861,840, representing the maximum number of shares of common stock of the Registrant to be issued in connection with the Merger.

(3) In accordance with Rule 429, the Prospectus included herein is a combined prospectus that also relates to the Registrant's Registration Statement on Form S-4, File No. 33-41851 (the "Prior Registration Statement"). The amount of securities eligible to be sold under the Prior Registration Statement (4,066,000 shares of the Registrant's common stock) shall be carried forward to this Registration Statement. The amount of the filing fee associated with such securities that was previously paid with the Prior Registration Statement is $37,537.

(4) In accordance with Rule 457(b), $153,088 previously paid in connection with filing of the Proxy Statement/Prospectus included herewith as preliminary proxy material has been credited against the registration fee of $218,521, leaving $65,433 payable in connection with the filing of this Registration Statement.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              BANC ONE CORPORATION

                             CROSS REFERENCE SHEET

                                                 CAPTION IN PROSPECTUS
             ITEM OF FORM S-4                      AND PROXY STATEMENT
             -----------------                   ---------------------
 A.  Information about the Transaction
     ---------------------------------
     Item 1--Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus........   Facing Page; Outside Front Cover Page;
                                          Cross Reference Sheet
     Item 2--Inside Front and Outside
      Back Cover Pages
      of Prospectus...................   Available Information; Incorporation
                                          by Reference; Table of Contents
     Item 3--Risk Factors, Ratio of
      Earnings to Fixed Charges and
      Other Information...............   Summary

     Item 4--Terms of the Transaction.   Merger; Comparative Rights of
                                          Shareholders
     Item 5--Pro Forma Financial
      Information.....................   *
     Item 6--Material Contacts with
      the Company Being Acquired......   Merger
     Item 7--Additional Information
      Required for Reoffering by
      Persons and Parties Deemed To Be
      Underwriters....................   *
     Item 8--Interests of Named
      Experts and Counsel.............   Miscellaneous Information
     Item 9--Disclosure of Commission
      Position on Indemnification for
      Securities Act Liabilities......   *
 B.  Information about the Registrant
     ---------------------------------
     Item 10--Information with Respect
      to S-3 Registrants..............   Information about BANC ONE
                                          CORPORATION; Comparative Rights of
                                          Shareholders
     Item 11--Incorporation of Certain
      Information by Reference........   Incorporation by Reference;
                                          Information about BANC ONE
                                          CORPORATION
     Item 12--Information with Respect
      to S-2 or S-3 Registrants.......   *
     Item 13--Incorporation of Certain
      Information by Reference........   *
     Item 14--Information with Respect
      to Registrants Other Than S-2 or
      S-3 Registrants.................   *

 C.  Information about the Company
     -----------------------------
      Being Acquired
      --------------
     Item 15--Information with Respect
      to S-3 Companies................   Incorporation by Reference;
                                          Information About Premier Bancorp,
                                          Inc.

     Item 16--Information with Respect
      to S-2 or S-3 Companies.........   *
     Item 17--Information with Respect
      to Companies Other Than S-2 or
      S-3 Companies...................   *

 D.  Voting and Management Information
     ---------------------------------
     Item 18--Information if Proxies,
      Consents or Authorizations Are
      To Be Solicited.................   Summary; The Special Meeting; Voting
                                          and Management Information
     Item 19--Information if Proxies,
      Consents or Authorizations Are
      Not To Be Solicited or in an
      Exchange Offer..................   *

*  Omitted because item is inapplicable or answer to item is negative

                            PREMIER BANCORP, INC.
                              451 FLORIDA STREET
                         BATON ROUGE, LOUISIANA 70801



                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON NOVEMBER 17, 1995


To the shareholders of Premier Bancorp, Inc.:

  Notice is hereby given that a special meeting of shareholders of Premier Bancorp, Inc. ("PREMIER") will be held on November 17, 1995 at 9:00 a.m. local time in the auditorium on the 8th floor of the Premier Centre Building, 450 Laurel Street, Baton Rouge, Louisiana, to consider and vote upon the following matters:

  (i) A proposal to approve an Agreement and Plan of Merger between PREMIER, BANC ONE CORPORATION ("BANC ONE") and PREMIER ACQUISITION CORPORATION, a wholly owned subsidiary of BANC ONE ("PAC"), pursuant to which PREMIER will merge (the "Merger") with and into PAC and each outstanding share of PREMIER common stock (together with any and all PREMIER common stock purchase rights issued under the PREMIER rights plan) will be converted into 0.617761 share of BANC ONE common stock.

  (ii) Such other business as may properly come before the meeting or any adjournment thereof.

  Only shareholders of record at the close of business on October 10, 1995 are entitled to notice of and to vote at the meeting.

  Dissenting shareholders who comply with the procedural requirements of the Louisiana Business Corporation Law will be entitled to receive payment of the fair cash value of their shares of PREMIER common stock if the Merger is effected upon approval by less than 80% of PREMIER's total voting power.

  Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED STAMPED ENVELOPE.

                                           BY ORDER OF THE BOARD OF DIRECTORS

Baton Rouge, Louisiana
October 13, 1995                              /s/ James H. Napper, II

                                              James H. Napper, II Secretary

                                  PROSPECTUS
                               21,861,840 SHARES

                             BANC ONE CORPORATION
                                 COMMON STOCK
                               ----------------
                             PREMIER BANCORP, INC.
                                PROXY STATEMENT
            FOR SPECIAL MEETING OF SHAREHOLDERS NOVEMBER 17 , 1995
                               ----------------

  This Prospectus and Proxy Statement (the "Prospectus" or "Prospectus and Proxy Statement") relates to a special meeting of shareholders (the "Special Meeting") of Premier Bancorp, Inc. ("PREMIER"). At the Special Meeting, shareholders will consider the proposed merger of PREMIER with and into Premier Acquisition Corporation ("PAC"), a wholly owned subsidiary of BANC ONE CORPORATION ("BANC ONE"). If the proposed merger (the "Merger") is consummated, each outstanding share of PREMIER common stock, no par value ($5 stated value) per share ("PREMIER Common Stock"), together with any and all Rights issued pursuant to the PREMIER Rights Plan, will be converted into shares of BANC ONE Common Stock, no par value ($5 stated value) per share ("BANC ONE Common Stock"), at the rate of 0.617761 share of BANC ONE Common Stock for each share of PREMIER Common Stock. The Merger is subject to the approval of the holders of a majority of the outstanding shares of PREMIER Common Stock entitled to vote thereon and present at the Special Meeting and to the satisfaction of certain other conditions, including obtaining the approval of the Board of Governors of the Federal Reserve System.

  This Prospectus and Proxy Statement does not cover any resales of BANC ONE Common Stock received by affiliates of PREMIER upon consummation of the Merger and no person is authorized to make use of this Prospectus and Proxy Statement in connection with any such resale.

  The outstanding shares of BANC ONE Common Stock are, and the shares of BANC ONE Common Stock offered hereby will be, listed and traded on the New York Stock Exchange. The closing price of BANC ONE Common Stock on the New York Stock Exchange on October 4, 1995 was $37.38.
                               ----------------

 THESE  SECURITIES ARE NOT SAVINGS  OR DEPOSIT ACCOUNTS OR OTHER  OBLIGATIONS
   OF ANY  BANK OR NONBANK SUBSIDIARY  OF BANC ONE CORPORATION AND  ARE NOT
     INSURED  BY  THE FEDERAL  DEPOSIT  INSURANCE CORPORATION,  THE  BANK
       INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS   A
            CRIMINAL OFFENSE.
                               ----------------

  A Special Meeting of Shareholders of PREMIER will be held at the Premier Centre Building, 450 Laurel Street, Baton Rouge, Louisiana, on November 17, 1995 at 9:00 a.m. local time, to consider a proposal to approve the Merger Agreement (as hereinafter defined).
                               ----------------

     THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT IS OCTOBER 13, 1995.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   4
INCORPORATION BY REFERENCE................................................   4
SUMMARY...................................................................   6
   Introduction...........................................................   6
   Parties to the Merger..................................................   6
   Terms of the Merger Agreement and Exchange Rate........................   6
   Federal Income Tax Consequences........................................   7
   Vote Required..........................................................   7
   Rights of Dissenting Shareholders......................................   7
   Differences in Shareholder Rights......................................   7
   Regulatory Approval....................................................   8
   Conditions; Termination................................................   8
   Existing Agreements with BANC ONE......................................   8
   Opinion of the Financial Advisor.......................................   8
   Accounting Treatment...................................................   9
   Selected Financial Data................................................   9
   Comparative Per Share Data.............................................  10
THE SPECIAL MEETING.......................................................  10
   Purpose of the Special Meeting.........................................  10
   Record Date and Voting Rights..........................................  10
   Proxies................................................................  11
MERGER....................................................................  11
   General................................................................  11
   Operations After the Merger............................................  12
   Background of the Merger; Existing Agreements with BANC ONE............  12
   Recommendation of PREMIER's Board and Reasons for the Merger...........  17
   Opinion of the Financial Advisor.......................................  19
   Conditions to the Merger; Termination..................................  25
   Federal Income Tax Consequences........................................  28
   Conversion of Shares and Exchange of Certificates......................  29
   Fractional Shares......................................................  30
   Interests of Certain Persons in the Merger.............................  30
   Resales by Affiliates..................................................  31
   Accounting Treatment...................................................  32
COMPARATIVE RIGHTS OF SHAREHOLDERS........................................  32
   Description of BANC ONE Stock..........................................  32
   Comparison of BANC ONE Common Stock and PREMIER Common Stock...........  35
MISCELLANEOUS INFORMATION.................................................  40
   Transfer and Exchange Agents...........................................  40
   Experts................................................................  40
   Legal Matters..........................................................  40
   Sources of Information.................................................  40
   Registration Statement.................................................  40
   Other Matters..........................................................  41
INFORMATION ABOUT BANC ONE CORPORATION....................................  41
   General................................................................  41
   Market Prices of and Dividends Paid on BANC ONE Common Stock...........  42
   Certain Regulatory Matters.............................................  42
   Incorporation of Certain Information About BANC ONE by Reference.......  47

                                                                         PAGE
                                                                         ----
INFORMATION ABOUT PREMIER BANCORP, INC..................................  48
   General..............................................................  48
   Market Prices of and Dividends Paid on PREMIER Common Stock..........  48
   Incorporation of Certain Information About PREMIER by Reference......  49
VOTING AND MANAGEMENT INFORMATION.......................................  49
   Voting...............................................................  49
   Rights of Dissenting Shareholders....................................  50
   Management and Principal Shareholders of BANC ONE....................  51
   Management and Principal Shareholders of PREMIER.....................  51
APPENDICES..............................................................
   A. Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
   Incorporated......................................................... A-1
   B. Section 131 of the Louisiana Business Corporation Law............. B-1

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANC ONE OR PREMIER. NEITHER THE DELIVERY OF THIS PROSPECTUS AND PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANC ONE OR PREMIER SINCE THE DATE HEREOF. THIS PROSPECTUS AND PROXY STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

  All information contained herein with respect to PREMIER has been provided by PREMIER, and BANC ONE is relying upon the accuracy of that information. All information contained herein with respect to BANC ONE has been provided by BANC ONE, and PREMIER is relying upon the accuracy of that information.

                             AVAILABLE INFORMATION

  Each of BANC ONE and PREMIER is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other information concerning BANC ONE can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. PREMIER Common Stock is included for quotation on The Nasdaq Stock Market and such reports, proxy statement and other information concerning PREMIER can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  BANC ONE has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the BANC ONE Common Stock to be issued pursuant to the Merger. This Prospectus and Proxy Statement does not contain all information set forth in the Registration Statement and exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus and Proxy Statement or in any document incorporated into this Prospectus and Proxy Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                          INCORPORATION BY REFERENCE

  THIS PROSPECTUS AND PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY PREMIER SHAREHOLDER, TO WHOM THIS PROSPECTUS AND PROXY STATEMENT IS DELIVERED UPON ORAL OR WRITTEN REQUEST, IN THE CASE OF DOCUMENTS RELATING TO BANC ONE, TO BANC ONE CORPORATION, 100 EAST BROAD STREET, COLUMBUS, OHIO 43271-0251, ATTENTION: JACQUELINE R. SPAK, TELEPHONE NUMBER 614/248-1280, AND, IN THE CASE OF DOCUMENTS RELATING TO PREMIER, TO R. NEIL WILLIAMS, CHIEF FINANCIAL OFFICER, PREMIER BANCORP, INC., 451 FLORIDA STREET, BATON ROUGE, LOUISIANA 70801, TELEPHONE NUMBER 504/332-7277. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NOVEMBER 10, 1995.

  The following documents filed by BANC ONE with the Commission under the Exchange Act are incorporated herein by reference:

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (as amended by Form 10-K/A filed April 4, 1995 and Form 10-K/A filed June 29, 1995).

  2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

  3. Current Reports on Form 8-K dated July 19, 1995 and July 24, 1995.

  4. The description of BANC ONE Common Stock set forth in BANC ONE's Registration Statement on Form 8-B dated May 1, 1989, including any amendment or report filed for the purpose of updating such description.

  The following documents filed by PREMIER with the Commission under the Exchange Act are incorporated herein by reference:

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

  2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

  3. Current Reports on Form 8-K dated January 11, 1995, April 12, 1995, May 2, 1995, July 12, 1995 and July 19, 1995.

  4. The description of PREMIER Common Stock set forth in PREMIER's Current Report on Form 8-K dated February 22, 1991, including any amendment or report filed for the purpose of updating such description.

  All documents filed by BANC ONE or PREMIER pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting of Shareholders of PREMIER shall be deemed to be incorporated by reference in this Prospectus and Proxy Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that such statement is modified or superseded by a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.

                        PROSPECTUS AND PROXY STATEMENT

                             PREMIER BANCORP, INC.
                            BATON ROUGE, LOUISIANA
                                 ------------

                        SPECIAL MEETING OF SHAREHOLDERS

                                    SUMMARY

  The following summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus and Proxy Statement and the documents incorporated by reference herein.

INTRODUCTION

  This Prospectus and Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Premier Bancorp, Inc. ("PREMIER"), a Louisiana corporation and registered bank holding company headquartered in Baton Rouge, Louisiana, to be voted at a Special Meeting of Shareholders of PREMIER to be held on November 17, 1995 at 9:00 a.m. local time and at any and all adjournments thereof (the "Special Meeting") for the purpose of approving an Agreement and Plan of Merger dated as of July 19, 1995 and amended as of September 7, 1995 (as amended, the "Merger Agreement") between PREMIER, BANC ONE CORPORATION ("BANC ONE"), a registered multi-bank holding company headquartered in Columbus, Ohio, and Premier Acquisition Corporation ("PAC"), a wholly owned subsidiary of BANC ONE.

  This Prospectus and Proxy Statement and the proxy card are being mailed to the shareholders of PREMIER for the first time on or about October 13, 1995.

PARTIES TO THE MERGER

  PREMIER is the bank holding company of Premier Bank, National Association ("Premier Bank"), a national banking association offering banking and trust services through more than 150 branches located throughout Louisiana. Premier Bank has branch offices in seven of the eight major metropolitan areas of Louisiana. PREMIER also has a wholly owned, nonbank subsidiary that provides discount brokerage services. At June 30, 1995, PREMIER had consolidated total assets of $5.5 billion, consolidated total deposits of $4.3 billion and consolidated total stockholders' equity of $477 million. See "INFORMATION ABOUT PREMIER BANCORP, INC." PREMIER's principal executive offices are at 451 Florida Street, Baton Rouge, Louisiana 70801, and its telephone number is 504/332-7277.

  BANC ONE is a multi-bank holding company incorporated under the laws of the State of Ohio that, at June 30, 1995, had a total of 65 bank subsidiaries in Arizona, Colorado, Illinois, Indiana, Kentucky, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. At June 30, 1995, BANC ONE had consolidated total assets of $86.8 billion, consolidated total deposits of $65.6 billion and consolidated total stockholders' equity of $7.8 billion. PAC is a wholly owned subsidiary of BANC ONE formed under the laws of the State of Ohio. See "INFORMATION ABOUT BANC ONE CORPORATION." The principal office of BANC ONE is located at 100 East Broad Street, Columbus, Ohio 43271 and its telephone number is 614/248-5944.

TERMS OF THE MERGER AGREEMENT AND EXCHANGE RATE

  Upon the Merger becoming effective, each of the outstanding shares of PREMIER Common Stock (together with any and all Rights (as defined below)) shall be converted into 0.617761 share of BANC ONE Common Stock (the "Exchange Rate"). Upon the consummation of the Merger, PREMIER will be merged with and into

PAC and the separate corporate existence of PREMIER will cease. PAC, as the surviving corporation in the Merger and a wholly owned subsidiary of BANC ONE, will continue operations under the name "Banc One Louisiana Corporation." It is expected that PREMIER's current officers, directors and employees will serve as the officers, directors and employees of the surviving corporation following the Merger.

  As used in this Prospectus and Proxy Statement, "Rights" means any and all PREMIER Common Stock purchase rights and related interests and rights associated with each share of PREMIER Common Stock arising from, related to and/or issued pursuant to the Rights Agreement dated January 18, 1989 (the "PREMIER Rights Plan") between PREMIER and Premier Bank.

FEDERAL INCOME TAX CONSEQUENCES

  Pursuant to the terms of the Merger Agreement, PREMIER and BANC ONE have received the opinion of Coopers & Lybrand L.L.P. to the effect that no gain or loss will be recognized by PREMIER's shareholders for Federal income tax purposes as a result of the exchange of their PREMIER Common Stock for BANC ONE Common Stock in the Merger, disregarding for purposes of the opinion any cash received pursuant to the Merger in connection with fractional share interests or the assertion of dissenters' rights. The tax consequences of the proposed transaction to shareholders of PREMIER are summarized under "MERGER-- Federal Income Tax Consequences."

VOTE REQUIRED

  Holders of not less than a majority of the outstanding shares of PREMIER Common Stock entitled to vote thereon and present at the Special Meeting must vote in favor of the approval of the Merger Agreement in order for the transaction to be completed. The directors and executive officers of PREMIER, together with their affiliates, are entitled to vote approximately 7.5% of the outstanding shares of PREMIER Common Stock. PREMIER believes that all of the directors' and executive officers' and their respective affiliates' shares will be voted in favor of the Merger. It is not necessary for the shareholders of BANC ONE to approve the Merger Agreement. However, BANC ONE, as the sole shareholder of PAC, has approved or will approve the Merger Agreement. For information concerning voting by shareholders of PREMIER on the proposed Merger, see "MERGER--General" and "VOTING AND MANAGEMENT INFORMATION--Voting."

RIGHTS OF DISSENTING SHAREHOLDERS

  Shareholders who both object in writing to, and vote against, the Merger Agreement will be entitled upon compliance with Section 131 of the Louisiana Business Corporation Law to be paid the fair cash value of their shares as of the day before the Special Meeting, but only if the Merger is consummated and the Merger Agreement was approved by the holders of less than 80% of the outstanding shares of PREMIER Common Stock. Such fair cash value would be payable only after the Merger is consummated, and would be paid without interest. A shareholder who perfects his or her dissenters' rights, upon filing a demand for the value of his or her shares, will, under Louisiana law, no longer have any rights as a shareholder, including the right to pursue state law claims. See "VOTING AND MANAGEMENT INFORMATION--Rights of Dissenting Shareholders."

DIFFERENCES IN SHAREHOLDER RIGHTS

  Although there are some differences between the rights of PREMIER shareholders and BANC ONE shareholders, such rights are similar in many material respects. Both Ohio law and BANC ONE's Articles contain "control share acquisition" provisions which mandate certain procedures and shareholder consents to approve certain share acquisitions. Louisiana law contains a control share acquisition statute similar to that under Ohio law which is substantially replicated in BANC ONE's Articles. BANC ONE's Articles contain supermajority vote and so-called "fair price" provisions which mandate certain procedures and approvals for a business combination. Louisiana law and PREMIER's Articles contain similar provisions. In addition, Ohio law contains provisions prohibiting certain business combinations between corporations and "Interested Stockholders." The effect of the supermajority and fair price provisions contained in BANC ONE's and PREMIER's Articles may be to discourage certain potential business combinations that some shareholders may believe to be in their best interests and to make more difficult management changes that might occur if the potential business combination were successful. See "COMPARATIVE RIGHTS OF SHAREHOLDERS."

REGULATORY APPROVAL

  In order for the proposed transaction to be completed, approval of BANC ONE's acquisition of PREMIER must be obtained from the Board of Governors of the Federal Reserve System (the "Federal Reserve"). A regulatory application seeking such approval was filed with the Federal Reserve in September 1995 and, concurrently therewith, provided for informational purposes to the Louisiana Commissioner of Financial Institutions (the "Louisiana Commissioner"). It is anticipated, although no assurance can be given, that the Federal Reserve will grant its approval during the fourth quarter of 1995.

CONDITIONS; TERMINATION

  Consummation of the Merger is subject to satisfaction or waiver of various conditions, including compliance by each party with its respective covenants and confirmation by each party of its respective representations and warranties, the absence of any material adverse change in the financial condition or business of PREMIER or BANC ONE, the fulfillment of certain earnings tests and other matters. The Merger Agreement provides that either party may abandon the Merger if it is not consummated on or before July 1, 1996. See "MERGER--Conditions to the Merger" for a more complete discussion of the conditions to the Merger.

EXISTING AGREEMENTS WITH BANC ONE

  On March 26, 1992, PREMIER issued a $65 million capital note to BANC ONE and entered into an acquisition agreement with BANC ONE pursuant to which BANC ONE has an option to acquire PREMIER by merger exercisable upon notice of exercise given as of the end of any calendar quarter beginning with the second quarter of 1995 and ending with the first quarter of 1997. If BANC ONE exercises its option, the price to be paid to the holders of PREMIER Common Stock will be based on the book value of a share of PREMIER Common Stock at the time of exercise. Generally, the acquisition agreement provides for a purchase price of 125% of the PREMIER Common Stock book value as of the quarter-end preceding the date of notice of exercise; however, the price is subject to adjustment based on the level of PREMIER's allowance for possible credit losses and certain other factors at the time of the exercise of the option. PREMIER may terminate the option prior to notice of exercise if it is acquired by a third party and, through its warrants issued to BANC ONE in connection with the issuance of the capital note, causes BANC ONE to be paid approximately 30% of PREMIER's common shareholders' equity or, during a limited period after notice of exercise, by paying BANC ONE an amount equal to 30% of PREMIER'S common shareholders' equity. The option is exercisable at BANC ONE's discretion. See "MERGER--Background of the Merger; Existing Agreements with BANC ONE."

  If for any reason the Merger Agreement is terminated or the Merger does not, pursuant to the Merger Agreement, become effective, the acquisition agreement, the capital note, the warrant and the agreements relating thereto will remain in full force and effect without modification or amendment and the parties thereto will have the rights and obligations set forth therein.

OPINION OF THE FINANCIAL ADVISOR

  PREMIER engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in 1990 as its financial advisor to assist in a review of PREMIER's strategic plans in connection with its efforts to obtain capital, which efforts resulted in the existing agreements with BANC ONE described above. In 1994, PREMIER again engaged Merrill Lynch as its financial advisor in analyzing alternatives available to PREMIER under the existing agreements with BANC ONE. Merrill Lynch has delivered its written opinion to PREMIER's Board of

Directors that the Exchange Rate is fair to PREMIER's shareholders from a financial point of view. See "MERGER--Opinion of the Financial Advisor" for a more complete description of Merrill Lynch's opinion. The full text of the opinion is included herein as Appendix A, and shareholders are urged to read the opinion in its entirety.

ACCOUNTING TREATMENT

  BANC ONE expects to account for the acquisition of PREMIER as a purchase under generally accepted accounting principles. See "MERGER--Accounting Treatment."

SELECTED FINANCIAL DATA

  The following table presents on a historical basis selected unaudited consolidated financial data for BANC ONE and PREMIER. The financial data is based on the consolidated financial statements of BANC ONE and PREMIER, respectively, incorporated herein by reference.

                            SELECTED FINANCIAL DATA
                         (THOUSANDS, EXCEPT PER SHARE)
                                  (UNAUDITED)

                         SIX MONTHS
                            ENDED
                          JUNE 30,                     YEAR ENDED DECEMBER 31,
                         ----------- -----------------------------------------------------------
                            1995        1994        1993        1992        1991        1990
                         ----------- ----------- ----------- ----------- ----------- -----------
Total interest income
and other income:
 BANC ONE............... $ 4,395,231 $ 7,857,108 $ 7,610,670 $ 7,740,657 $ 7,223,889 $ 6,526,868
 PREMIER................     238,386     417,411     369,990     389,833     411,547     425,983
Income (loss) from
continuing operations:
 BANC ONE............... $   610,000 $ 1,005,109 $ 1,172,103 $   922,227 $   703,386 $   568,856
 PREMIER................      33,874      69,472      71,811      44,809      18,177       9,283
Income (loss) from
continuing operations
per common share:
 BANC ONE...............       $1.52       $2.42       $2.88       $2.27       $1.82       $1.56
 PREMIER................        0.98        2.08        2.19        1.34        0.56        0.29
Historical dividends
declared per common
share:
 BANC ONE...............       $0.68       $1.24       $1.07       $0.89       $0.76       $0.69
 PREMIER................     (1)         (1)         (1)         (1)         (1)         (1)
Total assets (end of
period):
 BANC ONE............... $86,783,317 $88,922,586 $84,834,656 $81,304,864 $78,178,604 $60,323,593
 PREMIER................   5,494,245   5,419,792   4,649,161   4,317,043   4,214,800   4,274,041
Long-term borrowings
(end of period):
 BANC ONE............... $ 2,087,954 $ 1,866,448 $ 1,805,272 $ 1,396,797 $   983,077 $   847,574
 PREMIER................     294,065     310,674      93,514      69,625      45,602      46,870
Total stockholders'
equity (end of period):
 BANC ONE............... $ 7,839,071 $ 7,564,860 $ 7,433,170 $ 6,594,813 $ 5,879,957 $ 4,789,995
 PREMIER................     477,220     424,201     361,593     272,392     195,755     174,213

--------
(1) PREMIER did not declare any dividends on PREMIER Common Stock during this period.

COMPARATIVE PER SHARE DATA

  The following table sets forth historical per common share income from continuing operations, dividends, book value and market value of: (i) BANC ONE; (ii) PREMIER; and (iii) pro forma equivalent per share data of PREMIER, calculated by multiplying the historical per share data of BANC ONE by the Exchange Rate.

                                                                      PRO FORMA
                                                 BANC ONE   PREMIER   EQUIVALENT
                                                 --------   -------   ----------
Income from continuing operations per common
share:
 Year ended December 31, 1994...................  $2.42      $2.08      $1.49
 Six months ended June 30, 1995.................  $1.52      $0.98      $0.94
Dividends declared per common share:
 Year ended December 31, 1994...................   1.24       (1)        0.77
 Six months ended June 30, 1995.................   0.68       (1)        0.42
Book value per common share as of:
 December 31, 1994..............................  18.43      12.55      11.39
 June 30, 1995..................................  19.35      14.12      11.95
Market value per common share as of July 18,
1995 (2)........................................  32.63(3)   18.50(4)   20.15
Market value per common share as of October 4,
1995 (5)........................................  37.38(3)   22.38(4)   23.09

--------
(1) PREMIER did not declare any dividends on PREMIER Common Stock in any period presented.

(2) The trading day immediately preceding public announcement of the proposed merger.

(3) Based on the closing price of BANC ONE Common Stock as reported on the New York Stock Exchange.

(4) Based on the closing price of PREMIER Common Stock as reported on The Nasdaq Stock Market.

(5) A recent business day preceding the date of this Prospectus and Proxy Statement.

                              THE SPECIAL MEETING

  This Prospectus and Proxy Statement is being furnished to the shareholders of PREMIER in connection with the solicitation of proxies by the PREMIER Board of Directors to be voted at the Special Meeting. The Special Meeting will be held on November 17, 1995, at 9:00 a.m. local time in the auditorium on the 8th floor of the Premier Centre Building, 450 Laurel Street, Baton Rouge, Louisiana.

PURPOSE OF THE SPECIAL MEETING

  At the Special Meeting, the holders of PREMIER Common Stock will vote on a proposal to approve the Merger Agreement.

RECORD DATE AND VOTING RIGHTS

  The PREMIER Board has fixed the close of business on October 10, 1995 as the Record Date for determination of shareholders entitled to notice of and to vote at the Special Meeting. As of the Record Date, 34,911,012 shares of PREMIER Common Stock were outstanding, each of which entitles its holder to one vote on each matter submitted to the vote of shareholders at the Special Meeting. The presence in person or by proxy of the holders of a majority of the shares of PREMIER Common Stock outstanding is required to constitute a quorum for the Special Meeting. Approval of the Merger Agreement requires the affirmative vote of not less than a majority of the outstanding shares of PREMIER Common Stock entitled to vote thereon and present at the Special Meeting.

  Votes, whether in person or by proxy, will be counted and tabulated by inspectors appointed by PREMIER. The inspectors will treat shares of PREMIER Common Stock represented by a properly executed and returned proxy as present at the Special Meeting for purposes of determining a quorum. An abstention will have the same effect as a vote against the proposal to approve the Merger Agreement, and a broker non-vote will have no effect on the outcome of the vote on the proposal.

PROXIES

  The form of proxy for use at the Special Meeting accompanies this Prospectus and Proxy Statement. A shareholder may use a proxy whether or not he or she intends to attend the Special Meeting in person. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice to the Secretary of PREMIER, by executing and submitting a later dated proxy or by attending and voting in person at the Special Meeting. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. The PREMIER Board is not aware of any other matters that may be presented for action at the Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with their best judgment.

  Solicitation of proxies will be made in person, by mail or by telephone or telegraph by present and former directors, officers and employees of PREMIER for which no additional compensation will be paid. PREMIER has also retained Corporate Investor Communications, Inc. to assist in the solicitation of proxies, for a fee of approximately $5,000 plus reasonable out-of-pocket expenses. PREMIER will bear the cost of solicitation of proxies from its shareholders and may reimburse brokers and others for their expenses in forwarding solicitation material to beneficial owners of its voting stock.

                                    MERGER

  The information in this Prospectus and Proxy Statement concerning the terms of the Merger is a summary only and is qualified in its entirety by reference to the Merger Agreement, which agreement is filed as an exhibit to the Registration Statement and incorporated by reference herein.

GENERAL

  The Merger Agreement provides for the merger of PREMIER with and into PAC. Upon the effectiveness of the Merger (the "Effective Time") each of the outstanding shares of PREMIER Common Stock (together with any and all Rights issued pursuant to the PREMIER Rights Plan) will be converted into 0.617761 share of BANC ONE Common Stock (subject to anti-dilution adjustments in certain circumstances such as stock dividends or stock splits), which shares of BANC ONE Common Stock will be issued as a result of the Merger. An increase or decrease in the market price of BANC ONE Common Stock will not affect the Exchange Rate or the number of shares of BANC ONE Common Stock issuable in the Merger; therefore, the value of the consideration to be received by PREMIER's shareholders in the Merger will increase if the market price of BANC ONE Common Stock increases or decrease if the market price of BANC ONE Common Stock decreases.

  The Merger Agreement permits PREMIER to declare and pay quarterly dividends at the rate of $0.25 per share beginning with the third calendar quarter of 1995 and until but not including the quarter in which the holders of PREMIER Common Stock become entitled to receive regular quarterly dividends on the shares of BANC ONE Common Stock into which the shares of PREMIER Common Stock will be converted by virtue of the Merger.

  Holders of not less than a majority of the outstanding shares of PREMIER Common Stock entitled to vote thereon and present at the Special Meeting must vote in favor of the approval of the Merger Agreement in order for the transaction to be completed. See "VOTING AND MANAGEMENT INFORMATION--Voting." The closing of the Merger will (unless the parties agree otherwise) take place on the last business day of a month which first occurs on or after the later of
(i) the expiration of any required waiting period following the approval of the consummation of the Merger by the Federal Reserve, (ii) the date PREMIER's shareholders approve the Merger or (iii) the business day following the satisfaction or waiver of all conditions to the Merger (the "Closing Date"). The Merger will become effective as soon as possible after the Closing Date in accordance with the Ohio Business Corporations Law ("Ohio Law") and the Louisiana Business Corporation Law ("Louisiana Law") on the later to occur of
(x) the filing with the Secretary of State of the State of Ohio of a Certificate of Merger and (y) the filing with the Secretary of State of the State of Louisiana of a Certificate of Merger.

  The Boards of Directors of BANC ONE, PAC and PREMIER have approved the Merger Agreement. BANC ONE, as the sole shareholder of PAC, has approved or will approve the Merger Agreement. Approval of the Merger Agreement by the shareholders of BANC ONE is not required for consummation of the Merger.

  While the Merger Agreement is in effect, it supersedes PREMIER's existing agreements with BANC ONE, described below under the heading "MERGER-- Background of the Merger; Existing Agreements with BANC ONE," other than the Capital Note Agreement and the Capital Note. If for any reason the Merger Agreement is terminated or the Merger does not become effective, PREMIER's existing agreements with BANC ONE will remain in full force and effect without modification or amendment and the parties thereto will have the rights and obligations set forth therein. If the Merger becomes effective, PREMIER's existing agreements with BANC ONE will become null and void and have no force and effect; provided, however, that the Capital Note Agreement and the Capital Note will remain in full force and effect.

OPERATIONS AFTER THE MERGER

  Upon the consummation of the Merger, PREMIER will be merged with and into PAC and the separate corporate existence of PREMIER will cease. PAC, as the surviving corporation in the Merger and a wholly owned subsidiary of BANC ONE, will continue operations under the name "Banc One Louisiana Corporation." It is expected that PREMIER's current officers, directors and employees will serve as the officers, directors and employees of the surviving corporation following the Merger.

BACKGROUND OF THE MERGER; EXISTING AGREEMENTS WITH BANC ONE

  PREMIER was formed in January 1985 upon the consolidation of three one-bank holding companies located in Baton Rouge, Shreveport and Monroe, Louisiana. During 1985 and 1986, PREMIER acquired five additional banks located in New Iberia, Raceland, Lafayette, Lake Charles and Houma, Louisiana, thus establishing a market presence in all major metropolitan areas in Louisiana other than New Orleans and Alexandria. In the mid-1980's, the downturn in the oil-dominated Louisiana economy accelerated, with oil prices dropping from $28 a barrel in December 1985 to $10 in February 1986. Largely as a result, PREMIER sustained net losses in 1986 through 1989, causing a decline in common shareholders' equity from a high of $320 million at the end of 1986 to a low of $146 million at the end of 1989.

  By early 1989, PREMIER was faced with weak capital, excessive nonperforming assets, uncertain earnings prospects and scheduled debt service payments in excess of funds expected to be available therefor. In response, PREMIER developed and began to implement an asset restructuring and recapitalization plan. When it was determined in early 1990 that the plan could not be consummated, PREMIER retained Merrill Lynch to act as its financial advisor to assist it in a review of its strategic options. In addition, to coordinate and supervise the activities of management and the financial advisor, PREMIER's Board appointed a Special Projects Committee composed of John C. Blackman, IV (chairman), Frank W. Harrison, Jr., Eugene H. Owen and Bert S. Turner (who retired from PREMIER's Board in 1992), all outside directors who together beneficially owned at the time 2.5% of PREMIER's Common Stock.

  Throughout 1990, PREMIER's management, the Executive Committee of PREMIER's Board, the Special Projects Committee and Merrill Lynch worked to identify and pursue alternatives reasonably available to address the Company's capital and liquidity concerns. These efforts resulted in PREMIER, BANC ONE and the holders of PREMIER's senior notes consummating in March 1992 several related transactions that had been approved by PREMIER's shareholders in September 1991. On March 26, 1992, PREMIER issued a $65 million capital note (the "Capital Note") to BANC ONE pursuant to the terms of an Amended and Restated Capital Note Agreement dated March 26, 1992 (the "Capital Note Agreement"). From the proceeds of the Capital Note, PREMIER contributed $25 million to the equity capital of Premier Bank. PREMIER also delivered a cash payment and 251,900 shares of its 10.75% Cumulative Convertible Preferred Stock, Series A, in exchange for the senior notes. In addition, PREMIER and BANC ONE entered into an Amended and Restated Agreement and Plan of Acquisition dated March 26, 1992 (as amended, the "1992 Agreement"), pursuant to which BANC ONE obtained an option to acquire PREMIER by means of a merger of PREMIER into a subsidiary of BANC ONE (the "Option"). In connection with the issuance of the Capital Note, PREMIER issued a warrant to BANC ONE (the "Warrant") to purchase shares of PREMIER Common Stock pursuant to a Warrant Agreement dated March 26, 1992 (the "Warrant Agreement"). The Warrant is exercisable only if PREMIER (i) consummates a business combination, other than with BANC ONE, in a transaction in which PREMIER is not the surviving entity; or (ii) consummates a sale of substantially all of its assets to any entity that is not an affiliate of PREMIER, BANC ONE or any affiliate of BANC ONE. If the Warrant becomes exercisable, PREMIER has the right to purchase the Warrant, and BANC ONE has the right to require the Warrant to be purchased, for cash equal to approximately 30% of PREMIER's common shareholders' equity. These transactions are described in greater detail in Notes 1, 10, 11 and 12 of the Notes to PREMIER's Consolidated Financial Statements included in PREMIER's Form 10-K for the year ended December 31, 1994 and under the caption "Description of Option to Acquire Premier Bancorp, Inc." included in the Form 10-K.

  BANC ONE could exercise the Option at its discretion by giving notice of exercise to PREMIER at certain times from July 1, 1995 through a date shortly after March 31, 1997. Generally, the Option allowed BANC ONE to purchase PREMIER for a purchase price (the "Formula Price") of 125% of PREMIER's book value as of the quarter ended immediately prior to the time of exercise (the "Calculation Date"), subject to certain adjustments. The Formula Price was payable in the form of BANC ONE Common Stock at an exchange ratio that would be fixed at the time the Option was exercised. More specifically, the exchange ratio would be equal to the Formula Price divided by the average of the closing prices per share of BANC ONE Common Stock over the 20 trading days immediately preceding the Calculation Date. If, however, BANC ONE's price-earnings ratio at the time the Option was exercised was equal to or less than 11, BANC ONE was entitled to pay up to 49.9% of the purchase price in cash.

  Prior to BANC ONE's exercise of the Option, PREMIER could only terminate the Option by finding a third party willing to acquire PREMIER. Such a transaction would entitle BANC ONE, pursuant to the Warrants, to receive from PREMIER, or from the third party on behalf of PREMIER, a cash payment equal to approximately 30% of PREMIER's common shareholders' equity (the "Acquisition Payment"). PREMIER could also terminate the Option by waiting until BANC ONE exercised it and then paying to BANC ONE in cash an amount equal to 30% of PREMIER's common shareholders' equity as of the Calculation Date (the "Cancellation Payment"). To effect such a cancellation, PREMIER was required to give notice (the "Cancellation Notice") to BANC ONE no later than 15 days after BANC ONE's exercise of the Option, and make the Cancellation Payment no later than 90 days thereafter.

  In approving these agreements, PREMIER's Board concluded that there was no more favorable alternative course of action available to address PREMIER's capital and liquidity problems. The Board believed that the capital note and preferred stock, by increasing PREMIER's capital and reducing its current cash payment obligations, provided an opportunity for PREMIER to continue to pursue its plans to reduce nonperforming assets and increase earnings and assets. The Option, by deferring the possible acquisition of PREMIER by BANC ONE, provided a potential means for PREMIER's shareholders to benefit from any increased value that might result.

  Premier's financial condition improved rapidly thereafter, and in 1992 and 1993 PREMIER achieved record high levels of net income. By the end of 1993, Premier's common shareholders' equity had grown to $331 million, from $155 million at the end of 1990. Over the same period market capitalization had risen from $62 million to $480 million. In 1993, PREMIER redeemed for $25 million in cash, plus accrued interest, all of the preferred stock issued in 1992 to the former holders of its senior notes. Also in 1993, BANC ONE and PREMIER amended the capital note to remove the floor and ceiling on the interest rate, which had the effect of reducing interest payments otherwise payable by PREMIER at the time. If a third party acquired PREMIER, however, PREMIER would be obligated to pay to BANC ONE any amounts BANC ONE would have been paid in the absence of the amendment (approximately $2.6 million as of June 30, 1995).

  By early 1994, 18 months prior to the time BANC ONE could first exercise the Option, PREMIER's Board became increasingly concerned that the Formula Price would not provide PREMIER's shareholders with adequate value for their shares in light of PREMIER's improved financial performance and recent significant increases in the prevailing acquisition premiums being paid for other banking institutions, and concluded that PREMIER should begin to search actively for alternatives. On February 8, 1994, the Special Projects Committee held a meeting in New York City, attended by all of the members of the Committee, G. Lee Griffin, R. Neil Williams and Nancy M. Richmond (PREMIER's Chairman and Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, respectively), PREMIER's special counsel, representatives of Merrill Lynch, and Merrill Lynch's counsel, to discuss alternatives available to PREMIER under the existing agreements with BANC ONE. In March 1994, PREMIER engaged Merrill Lynch to act as its financial advisor in this regard.

  Throughout 1994, PREMIER's management, the Special Projects Committee and PREMIER's Board, assisted by Merrill Lynch and PREMIER's special counsel and independent accountants, identified and analyzed potential strategies available to PREMIER which might provide its shareholders with more value than would be provided if BANC ONE exercised the Option and paid the Formula Price. During 1994, the Special Projects Committee met to consider these issues 11 times. Members of PREMIER's management were present at each meeting, Merrill Lynch attended nine meetings in person or by conference telephone, Merrill Lynch's counsel attended two meetings, and PREMIER's special counsel attended five meetings. During 1994, PREMIER's Board met four times, and PREMIER's alternatives in light of the existing agreements with BANC ONE were discussed each time. Of these four meetings, members of PREMIER's management were present at each meeting, PREMIER's special counsel and Merrill Lynch attended three meetings and Merrill Lynch's counsel attended one meeting. In addition, Premier Bank's Board met 12 times and received updates on management's and the Special Projects Committee's progress at ten of those meetings. Eight of the ten members of Premier Bank's Board constitute the Executive Committee of PREMIER's Board. In November 1994, John B. McCoy and William P. Boardman (BANC ONE's Chairman and Chief Executive Officer and Senior Executive Vice President, respectively), addressed Premier Bank's Board regarding BANC ONE's financial performance and its relationship with PREMIER.

  Throughout much of 1994, PREMIER's strategy with respect to its relationship with BANC ONE focused mainly on attempting to negotiate a merger with BANC ONE prior to the date the Option became exercisable at a price higher than the Formula Price. To this end, Mr. Griffin had several telephone conversations and meetings with Mr. Boardman. In addition, in April 1994, Messrs. Griffin and Williams, along with representatives from Merrill Lynch, met with Mr. Boardman in Atlanta, and in May 1994, Messrs. Griffin and Williams met with Mr. Boardman in Columbus. Ultimately, however, the parties were not able to agree upon terms acceptable to both.

  In the fall of 1994, Merrill Lynch, authorized by the Special Projects Committee, contacted several bank holding companies that Merrill Lynch and PREMIER believed might have the capacity and interest to acquire PREMIER; however, none expressed an interest in pursuing discussions with PREMIER. Among other strategies considered by PREMIER were pursuing means to increase PREMIER's book value, and therefore increase the Formula Price or, alternatively, pursuing means to decrease PREMIER's book value and decrease the size of the Acquisition Payment or Cancellation Payment if PREMIER ultimately terminated the Option. PREMIER also considered its right under the 1992 Agreement to pay dividends after BANC ONE's exercise of the Option without affecting the Formula Price, and the amount of any such dividends that it might be able to pay under the 1992 Agreement.

  PREMIER also considered during 1994 whether it would have the financial capacity to make the Acquisition Payment or the Cancellation Payment. PREMIER focused particularly on whether the Acquisition Payment or the Cancellation Payment would be deductible by PREMIER for federal income tax purposes and whether such a payment could be reflected net of its associated tax benefit in PREMIER's audited financial statements. In December 1994, PREMIER's special counsel informed PREMIER that, barring unforeseen changes in the law or facts, PREMIER's special counsel was prepared to deliver a legal opinion that, if the matter were litigated, a court should hold that the Cancellation Payment was deductible by PREMIER for federal income tax purposes, provided that, at the time PREMIER paid the Cancellation Payment, PREMIER had no intent to enter into an alternative transaction with an identified third party. PREMIER's special counsel believed it was less likely that a federal income tax deduction would be allowed for the Acquisition Payment. PREMIER's independent accountants advised PREMIER that, based on PREMIER's special counsel's opinion and the accountants' own review, the Cancellation Payment could be reflected in PREMIER's audited financial statements net of its associated tax benefit. In addition, PREMIER determined that, based on PREMIER's current and projected financial condition, no regulatory approvals would be required in order for PREMIER to pay the Acquisition Payment or the Cancellation Payment, that the payment of these amounts would not cause PREMIER's regulatory capital to fall below required minimums and would not cause the bank regulatory authorities to place any restraints on PREMIER's operations. PREMIER also concluded that the payment of these amounts should not raise any concerns about whether PREMIER was operating in a "safe and sound" manner as required under banking laws and regulations, although it was determined that confirmation of this conclusion should be sought from the regulatory authorities. While PREMIER concluded that it was likely to have the financial capacity to make the Acquisition Payment or Cancellation Payment and that payment of such amounts was not likely to conflict with banking laws and regulations, PREMIER's analysis showed that, after payment of such amounts, PREMIER's capital was likely to be significantly lower than that of its industry peers.

  In December 1994, Messrs. Griffin and Williams and Mrs. Richmond, along with PREMIER's special counsel, met with representatives of Merrill Lynch and Merrill Lynch's counsel in New York City to review the status of PREMIER's efforts, to determine what strategies to pursue in the future and to formulate a presentation for a Special Projects Committee meeting scheduled for January 12, 1995 and a PREMIER Board meeting scheduled for January 18, 1995. At the Special Projects Committee and Board meetings, PREMIER's management and special counsel, and Merrill Lynch, presented detailed analyses of PREMIER's situation in light of the facts that (i) BANC ONE would be able to exercise the Option beginning July 1, 1995, (ii) BANC ONE had so far indicated that it was unwilling to consummate a transaction at an earlier date at a price higher than the Formula Price or allow PREMIER to pay a reduced Cancellation Payment to terminate the Option prior to BANC ONE's exercise and (iii) no third party acquiror had emerged. These presentations were made for the purposes of, among other things, (i) assisting PREMIER's Board in its continuing preparations for responding to BANC ONE's exercise of the Option or the potential emergence of a third party acquiror and (ii) assisting PREMIER's Board in its continuing evaluation of how PREMIER was conducting its operations in light of the Option.

  At its January 18, 1995 meeting, PREMIER's Board authorized and directed PREMIER's management to do the following: (i) contact the appropriate officials of the Federal Reserve and of the Office of the Comptroller of the Currency (the "OCC") to seek their concurrence that no regulatory obstacles existed to PREMIER's payment of the Acquisition Payment or the Cancellation Payment; (ii) seek to have BANC ONE agree in writing to extend the time PREMIER would have to deliver a Cancellation Notice; and (iii) operate PREMIER in a manner designed to increase PREMIER's franchise value and earnings per share, rather than book value per share, under the assumption that it was unlikely that PREMIER would be purchased by BANC ONE for an amount based solely on the Formula Price. In February 1995, John B. Noland and Thomas H. Turner, outside directors of PREMIER, became members of the Special Projects Committee. At that time, the members of the Special Projects Committee together beneficially owned approximately 688,655 shares, or 2.0%, of PREMIER's Common Stock. In March 1995, PREMIER received written assurances from the Federal Reserve and the OCC that, based upon PREMIER's current and projected financial condition, they would not object to PREMIER paying the Acquisition Payment or the Cancellation Payment. In April 1995, PREMIER and BANC ONE entered into a written agreement extending the time in which PREMIER could deliver a Cancellation Notice from 15 to 90 days after BANC ONE exercised the Option, thereby also extending by 75 days the time PREMIER had to pay the Cancellation Payment.

  In mid-June 1995, Mr. Griffin received a telephone call from the Chief Executive Officer of a large bank holding company (the "Other Bank"), who asked to meet with Mr. Griffin to discuss in general terms a business combination between PREMIER and the Other Bank. The Special Projects Committee met on June 29, 1995, with PREMIER's management, PREMIER's special counsel and Merrill Lynch in attendance, to discuss the financial condition and prospects of the Other Bank, the impending exercisability of the Option, and the parameters for negotiating with BANC ONE and the Other Bank. The Committee authorized and directed Mr. Griffin to meet with representatives of the Other Bank and to contact BANC ONE immediately to seek to commence negotiations concerning the purchase of PREMIER by BANC ONE. On July 10th Mr. Boardman and Phillip L. Weaver, an Assistant Vice President of BANC ONE, met with Messrs. Griffin and Williams and Mrs. Richmond. After extensive discussion, the representatives of PREMIER and BANC ONE reached agreement on the terms of a proposal for BANC ONE to acquire PREMIER in an all-stock transaction at a fixed exchange ratio valuing PREMIER's Common Stock at $20 per share based on current market prices for BANC ONE Common Stock, with PREMIER being permitted to pay a $0.25 per quarter dividend until PREMIER's shareholders became entitled to receive dividends from BANC ONE. Mr. Griffin agreed to recommend these terms to PREMIER's Special Projects Committee, and Mr. Boardman agreed to recommend these terms to BANC ONE's management. On July 11th, Messrs. McCoy and Boardman called Mr. Griffin to inform him that BANC ONE's management would recommend these terms to BANC ONE's Board at a regular meeting scheduled for July 18th. Also on July 11th, Messrs. Griffin and Williams met with the Chief Executive Officer and Chief Financial Officer of the Other Bank. Following the meeting, PREMIER's management consulted with Merrill Lynch and Mr. Blackman. The next morning, Mr. Griffin informed the Chief Executive Officer of the Other Bank that PREMIER's Board had a regular meeting scheduled for Wednesday, July 19th and at that time would consider a new proposal from BANC ONE. He asked the Chief Executive Officer if the Other Bank could be in a position to make its best and final offer by noon on Monday, July 17th, and the Chief Executive Officer agreed to do so. Over the weekend, Mr. Blackman, PREMIER's management and special counsel, Merrill Lynch and Merrill Lynch's counsel reviewed the form and content of the Merger Agreement, the form of which had been proposed by BANC ONE and commented on by PREMIER and its special counsel during PREMIER's and BANC ONE's negotiations in 1994.

  On the morning of Monday, July 17, 1995, the Chief Financial Officer of the Other Bank met with Mr. Griffin and Mr. Williams and stated that the Other Bank was willing to acquire PREMIER in an all-stock transaction at a fixed exchange ratio valuing PREMIER's stock at $21 per share based on the market price of the Other Bank's stock at that time. The offer was conditioned, however, on BANC ONE agreeing either to exercise the Option (after which PREMIER would pay the Cancellation Payment), or to accept PREMIER stock instead of cash in payment of the Acquisition Payment. The Other Bank believed that this was a necessary condition for its business combination with PREMIER to qualify for pooling-of-interests accounting treatment.

  Later that day, the Special Projects Committee, with members of PREMIER's management present and PREMIER's special counsel and Merrill Lynch present via telephone conference, met to consider the proposals of BANC ONE and the Other Bank. The Committee considered the relative historical, current and projected financial condition, results of operations, earnings per share, dividends, business plans and stock price performance of BANC ONE and the Other Bank. The Committee also considered the significant risks and uncertainties associated with the Other Bank's offer. The Committee concluded that BANC ONE was highly unlikely to facilitate PREMIER's acquisition by a third party. The Committee also concluded that although BANC ONE's cooperation was a necessary condition for a business combination with the Other Bank to qualify for pooling-of-interests accounting treatment, it was not clear that this would be sufficient for the transaction to qualify for such accounting treatment. Finally, the Committee determined that a material negative impact on the financial statements of the combined companies would result if pooling-of-interests accounting treatment ultimately was not available. Based primarily on these considerations, the Committee authorized and directed Mr. Griffin to inform the representatives of the Other Bank that the Committee considered BANC ONE's offer to be superior and to ask the Other Bank if it was willing to increase its offer.

  Mr. Blackman informed the Committee that he, along with PREMIER's management, PREMIER's special counsel, Merrill Lynch and Merrill Lynch's counsel, had over the preceding weekend reviewed the Merger Agreement proposed by BANC ONE and that, while negotiations were still in progress, he was generally satisfied with the form and content of the Merger Agreement. The Committee authorized and directed PREMIER's management to have the draft delivered to each member of PREMIER's Board so that the directors would have the opportunity to become familiar with the document prior to the upcoming meeting. The Committee then agreed unanimously that it would recommend the BANC ONE proposal over the proposal of the Other Bank unless the Other Bank increased its offer. On July 18, 1995, the Chief Executive Officer of the Other Bank called Mr. Griffin and informed him that the Other Bank would not increase its offer. Also on July 18th, BANC ONE's Board approved the Merger Agreement.

  On July 19th, PREMIER's Board met and considered BANC ONE's proposal. Messrs. Griffin and Blackman reviewed the general history of PREMIER's relationship and negotiations with BANC ONE and reviewed in detail the events of the preceding few weeks. Mr. Blackman informed the Board that he had participated in and supervised the review and negotiation of the Merger Agreement and that he was satisfied with its form and content. He recounted the deliberations of the Special Projects Committee with respect to the offers of BANC ONE and the Other Bank and informed the Board that the Committee unanimously recommended that PREMIER's Board accept BANC ONE's offer. Representatives of Merrill Lynch then made a presentation to the Board, described in greater detail under the caption "Opinion of the Financial Advisor," and informed the Board that, in Merrill Lynch's opinion, the Exchange Rate was fair to PREMIER's shareholders from a financial point of view. (Shareholders are urged to review carefully the section of this Prospectus and Proxy Statement entitled "Opinion of the Financial Advisor.") PREMIER's special counsel then led the Board in a detailed review of the form and content of the Merger Agreement. After further consideration and discussion, PREMIER's Board unanimously approved the Merger Agreement.

RECOMMENDATION OF PREMIER'S BOARD AND REASONS FOR THE MERGER

  PREMIER'S BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, PREMIER AND ITS SHAREHOLDERS. PREMIER'S BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  The terms of the Merger Agreement were the result of arm's-length negotiations between PREMIER and BANC ONE. In reaching its decision to approve the Merger Agreement, PREMIER's Board consulted with PREMIER's management, as well as PREMIER's financial advisor and its special counsel, and considered the factors described above and a number of additional factors, including the following:

(i) The constraints imposed by the existing agreements with BANC ONE. As of July 1, 1995, BANC ONE had the absolute contractual right to acquire PREMIER at the Formula Price, subject only to PREMIER's ability and willingness to make the Acquisition Payment or the Cancellation Payment. If BANC ONE had exercised the Option in the third quarter of 1995 (so that the Calculation Date would have been June 30, 1995), the Formula Price would have been $17.41 and PREMIER's shareholders would have been entitled to receive .532416 share of BANC ONE Common Stock for each share of PREMIER Common Stock held as of the closing. BANC ONE would not have been entitled to pay up to 49.9% of the purchase price in cash. The .617761 Exchange Rate in the Merger Agreement provides PREMIER's shareholders with a value of $20.15 per share (based on the closing price of BANC ONE Common Stock on July 18, 1995, the day before PREMIER's Board approved the Merger Agreement), which price was at the time approximately 15% higher than the Formula Price. In addition, PREMIER has the right pursuant to the

      Merger Agreement to declare and pay quarterly dividends of $0.25 per share until the quarter in which PREMIER's shareholders become entitled to receive dividends from BANC ONE. If PREMIER's shareholders do not approve the Merger Agreement, or the Merger Agreement is terminated for other reasons, the Option will be reinstated.

(ii) Uncertainties surrounding the long-term effect on PREMIER and its shareholders of making the Cancellation Payment. As of June 30, 1995 the Cancellation Payment would have been approximately $143 million in cash ($93 million net of associated tax benefits). Merrill Lynch's analysis had indicated that, comparing various hypothetical alternatives, PREMIER's shareholders might receive the highest value on a present value basis if PREMIER were to pay the Cancellation Payment and soon thereafter be acquired at median acquisition premiums being paid for companies similar to PREMIER. This conclusion depended, among other things, upon the Cancellation Payment being tax-deductible. PREMIER's shareholders' ultimate receipt of a higher value if PREMIER were to make the Cancellation Payment was subject to significant risks and uncertainties, however, including the following: (a) PREMIER could not control the timing of the Cancellation Payment, as it could only be made after BANC ONE's notice of exercise of the Option, which could occur as late as the second quarter of 1997; (b) in order to preserve the best case for PREMIER's ability to deduct the Cancellation Payment on its federal income tax return, PREMIER could not have an intent to enter into a business combination with an identified third party at the time PREMIER made the Cancellation Payment; and (c) PREMIER could not control whether a third party would be interested in purchasing PREMIER at the time it paid the Cancellation Payment nor the price that such an acquiror would offer. In addition, Merrill Lynch's analysis assumed, among other things, that PREMIER's financial condition would remain strong and that acquisition multiples would not decrease, both of which were subject to some uncertainty. The Board also considered the following risks involved if PREMIER were to pay the Cancellation Payment and no third party acquiror were to emerge soon thereafter: (a) PREMIER's capital levels, after making the Cancellation Payment, although likely to be above regulatory minimums, were also likely to be significantly below the capital levels of its industry peers; and (b) Merrill Lynch's opinion was that payment of the Cancellation Payment could have a negative effect on PREMIER's Common Stock price for a period of time.

(iii) The Other Bank's offer. Primarily for the reasons described above under the caption "--Recommendation of PREMIER's Board and Reasons for the Merger," PREMIER's Board determined that BANC ONE's proposal was substantially more likely to provide PREMIER's shareholders with the value offered.

(iv) The absence of interest by any party (other than the Other Bank) in acquiring PREMIER, notwithstanding Merrill Lynch's efforts to solicit such interest in 1994 and the fact that PREMIER's ability to terminate the Option by making the Acquisition Payment or the Cancellation Payment had been publicly disclosed by PREMIER since 1992. Accordingly, PREMIER's Board concluded that the emergence of a third party with the capacity and interest to acquire PREMIER at a price that would provide PREMIER's shareholders with more value than the value to be received under the Merger Agreement was subject to a substantial degree of risk.

(v) The likelihood that any acquisition of PREMIER by BANC ONE or by a third party at any time while the 1992 Agreement was in effect or during a period up to two years after termination of the 1992 Agreement would have to be accounted for using the purchase method of accounting, rather than the pooling-of-interests method that has been used more commonly in recent large bank mergers and acquisitions. For certain bank acquirors, the utilization of the pooling-of-interests method would be critical to their making an acquisition of PREMIER. Consequently, during a period when the pooling-of-interests method was not available, there would be fewer bidders interested in PREMIER.

(vi) PREMIER's and BANC ONE's historical, current and projected financial condition, results of operations, earnings per share, dividends, business plans and stock price performance.

(vii) That the consideration in the Merger Agreement is in the form of BANC ONE Common Stock. The Merger allows PREMIER's shareholders to become shareholders in an institution that is ranked among the ten largest bank holding companies in the United States on the basis of asset size as of June 30, 1995 and that, in PREMIER's Board's opinion, is well-positioned to confront successfully the current and prospective economic, regulatory and competitive challenges facing financial institutions.

(viii) Certain risks associated with the Merger Agreement, including the risk that, if the Merger Agreement is terminated, dividends paid by PREMIER would decrease the Formula Price.

(ix) The opinion of Merrill Lynch as to the fairness of the Exchange Rate to PREMIER's shareholders from a financial point of view. (See "--Opinion of the Financial Advisor.")

(x) The expectation that the Merger will be a tax-free transaction to PREMIER and its shareholders. (See "--Federal Income Tax Consequences.")

  The foregoing discussion of the information and factors considered by PREMIER's Board is not intended to be exhaustive but is believed to include all material factors considered by PREMIER's Board. In reaching its determination to approve and recommend the Merger, PREMIER's Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, PREMIER's Board received the advice of its special legal counsel and its financial advisor. After deliberating with respect to the Merger Agreement and considering, among other things, the matters discussed above, PREMIER's Board, by unanimous vote of all directors, approved and adopted the Merger Agreement as being in the best interests of PREMIER and its shareholders. PREMIER's Board is unanimous in its recommendation that holders of PREMIER Common Stock vote for approval and adoption of the Merger Agreement.

  As of August 31, 1995, the directors and executive officers of PREMIER together with their affiliates, as a group, were entitled to vote approximately 2,587,609 shares of PREMIER Common Stock representing approximately 7.5% of the shares outstanding. These persons will be entitled to receive the same consideration for their shares as any other PREMIER shareholder upon approval of the Merger. PREMIER believes that all of the directors' and executive officers' and their respective affiliates' shares will be voted in favor of the Merger. After the Merger, PREMIER's directors and executive officers will own less than 1% of the outstanding shares of BANC ONE Common Stock.

  BANC ONE believes that the affiliation of PREMIER with BANC ONE will provide BANC ONE with a meaningful presence in Louisiana and an expansion of BANC ONE's customer base and assets. Such expansion will provide BANC ONE with greater geographic diversity and the opportunity to realize increased economies of scale while serving new customers with the expertise and assistance of the capable and experienced staff of PREMIER.

OPINION OF THE FINANCIAL ADVISOR

  PREMIER originally retained Merrill Lynch in 1990 as its financial advisor in connection with its efforts to obtain capital, which efforts resulted in the existing agreements between PREMIER and BANC ONE described above. In 1994 PREMIER again engaged Merrill Lynch as its financial advisor to assist in analyzing alternatives available to PREMIER under the existing agreements with BANC ONE. Representatives of Merrill Lynch attended the meeting of the Board of Directors of PREMIER held on July 19, 1995 at which the Board considered and approved the Merger Agreement. At the July 19, 1995 meeting, Merrill Lynch rendered its oral opinion (which was subsequently confirmed in writing) that, based upon and subject to the various considerations set forth therein, the proposed Exchange Rate (which was determined by negotiations between PREMIER and BANC ONE) is fair to holders of PREMIER Common Stock (other than BANC ONE) from a financial point of view. Such opinion was reconfirmed in writing as of the date of this Prospectus and Proxy Statement. No limitations were imposed by PREMIER upon Merrill Lynch with respect to investigations made or procedures followed by Merrill Lynch in rendering its opinions.

  The full text of Merrill Lynch's opinion as of the date of this Prospectus and Proxy Statement, which sets forth assumptions made, matters considered and limits on the review undertaken by Merrill Lynch, is attached hereto as Appendix A. PREMIER shareholders are urged to read the opinion in its entirety. The summary set forth in this Prospectus and Proxy Statement of the Merrill Lynch opinion is qualified in its entirety by reference to the full text of such opinion.

  Merrill Lynch's opinion is directed only to the Exchange Rate and does not constitute a recommendation to any PREMIER shareholder as to how such shareholder should vote at the Special Meeting.

  In connection with its opinion as of the date of this Prospectus and Proxy Statement, Merrill Lynch among other things: (i) reviewed PREMIER's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and PREMIER's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995 and June 30, 1995; (ii) reviewed BANC ONE's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and BANC ONE's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995 and June 30, 1995; (iii) reviewed certain information, including financial forecasts, relating to the business, earnings, assets and prospects of PREMIER and BANC ONE, furnished to it by PREMIER and BANC ONE; (iv) conducted discussions with members of senior management of PREMIER and BANC ONE concerning their respective businesses, operations, regulatory condition and prospects; (v) reviewed the historical market prices and trading activity for the PREMIER Common Stock and the BANC ONE Common Stock and compared them with those of certain publicly traded companies which it deemed to be relevant; (vi) compared the results of operations of PREMIER and BANC ONE with those of certain companies which it deemed to be relevant; (vii) compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions which it deemed to be relevant; (viii) analyzed the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of BANC ONE;
(ix) participated in discussions and negotiations among representatives of PREMIER and BANC ONE; (x) reviewed the Merger Agreement; and (xi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary to the rendering of its opinion.

  In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by PREMIER and BANC ONE, and did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of the assets or liabilities of PREMIER or BANC ONE or any of their subsidiaries and was not furnished any such evaluation or appraisal. Merrill Lynch also relied upon the managements of PREMIER and BANC ONE as to the reasonableness and achievability of the financial operating forecasts (and the assumptions and bases therefor) provided to Merrill Lynch. In that regard, Merrill Lynch assumed that such forecasts and projections regarding future economic conditions and results of operations reflected the best currently available estimates and judgments of such respective managements and that such projections and forecasts would be realized in the amounts and the time periods estimated by the managements of PREMIER and BANC ONE. Merrill Lynch's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Merrill Lynch is not an expert in the evaluation of allowances for loan losses and did not assume any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses of PREMIER and BANC ONE nor did Merrill Lynch review any individual credit files.

  In connection with rendering its opinion to the PREMIER Board on July 19, 1995 and updated as of the date of this Prospectus and Proxy Statement, Merrill Lynch performed a variety of financial analyses, which are summarized below. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying Merrill Lynch's opinions. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Merrill Lynch also took into account its assessment of general economic, market and financial conditions and its experience in other merger transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. With respect to the peer group analysis and selected merger transaction analysis summarized below, no public company or transaction utilized as a comparison is identical to PREMIER or BANC ONE or the Merger, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and transactions and other factors that could affect the companies concerned. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold.

  For purposes of its opinions, Merrill Lynch reviewed the 1992 Agreement, the Capital Note Agreement and the Capital Note, and the Warrant Agreement and the Warrant, and considered the effect of such agreements on the Merger and possible alternative transactions involving PREMIER. In connection with the analyses described below, Merrill Lynch evaluated the Exchange Rate using four alternative cases: (i) assuming that the 1992 Agreement and the Warrant Agreement had not been entered into, (ii) assuming the payment by PREMIER to BANC ONE of the Cancellation Payment with an IRS allowance for a corresponding tax deduction for such payment (the "Tax Effected Analysis"), (iii) assuming the payment by PREMIER to BANC ONE of the Cancellation Payment without an IRS allowance for a corresponding tax deduction for such payment (the "Non-Tax Effected Analysis") and (iv) assuming that BANC ONE exercises the Warrants (the "Warrant Analysis"). Case (i) was analyzed primarily for reference only, since the 1992 Agreement had, in fact, been entered into and was in full force and effect at the time of Merrill Lynch's analysis. For each of cases (ii),
(iii) and (iv) Merrill Lynch recalculated PREMIER's book value per share, tangible book value per share and estimated 1995 and 1996 earnings per share to reflect the effects of such events in order to provide reference standards against which to evaluate the fairness of the Exchange Rate from a financial point of view. For purposes of calculating the effect on future earnings per share, Merrill Lynch assumed lost earnings on the Cancellation Payment of 7.0% pre-tax and earnings from cash on the exercise of the Warrants of 7.0% pre-tax.

  The projections prepared by PREMIER's management and furnished to Merrill Lynch for use in its financial analyses summarized below were prepared for internal management use only and not with a view towards public disclosure. PREMIER does not publicly disclose internal management projections of this type. These projections were based on numerous variables and assumptions that are inherently uncertain and that may not be within the control of PREMIER's management, including without limitation factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

  The following is a summary of the analyses presented by Merrill Lynch to the PREMIER Board of Directors on July 19, 1995 in connection with its opinion:

  Transaction Summary. Merrill Lynch reviewed with the PREMIER Board the key financial terms of the proposed Merger. Merrill Lynch noted that based on BANC ONE's closing stock price of $32.625 on July 18, 1995, the then current market value of the proposed Merger to PREMIER shareholders was $20.15 per share, representing a 8.9% premium to PREMIER's July 18, 1995 closing market price of $18.50 per share. Merrill Lynch noted that the $20.15 value per share represented a multiple of 1.46 times PREMIER's fully diluted book value per share as of June 30, 1995 and a multiple of 1.60 times PREMIER's fully diluted tangible book value per share. Merrill Lynch also explained that the $20.15 value represented a multiple of 9.64 times PREMIER's latest 12-months earnings per share as of June 30, 1995, a multiple of 9.88 times management estimates for PREMIER's 1995 earnings per share and a multiple of 9.51 times management estimates for PREMIER's 1996 earnings per share. Under the Non-Tax Effected Analysis, the $20.15 per share value represented a multiple of

2.09 times fully diluted book value per share, 2.39 times fully diluted tangible book value per share, 10.60 times latest 12-months earnings per share, 10.88 times management estimated 1995 earnings per share and 10.43 times management estimated 1996 earnings per share. Under the Tax Effected Analysis, the $20.15 per share value represented a multiple of 1.82 times fully diluted book value per share, 2.04 times fully diluted tangible book value per share, 10.24 times latest 12-months earnings per share, 10.51 times management estimated 1995 earnings per share and 10.09 times management estimated 1996 earnings per share. Under the Warrant Analysis, the $20.15 per share value represented a multiple of 1.70 times fully diluted book value per share, 1.84 times fully diluted tangible book value per share, 12.25 times latest 12-months earnings per share, 12.54 times management estimated 1995 earnings per share and 12.08 times management estimated 1996 earnings per share.

  Pro Forma Analysis. Merrill Lynch reviewed the pro forma impact of the proposed Merger on BANC ONE's and PREMIER's book value per share and estimated 1996 and 1997 earnings per share. This analysis showed that the Merger would have no significant effect on BANC ONE's estimated 1996 and 1997 earnings per share and would be accretive to PREMIER's estimated 1996 and 1997 earnings per share by 4.31% and 11.18%, respectively, in each case after giving effect to assumed pre-tax Merger synergies equal to 7.5% and 15.0% of PREMIER's estimated non-interest expense for 1996 and 1997, respectively. The analysis also showed that the Merger would result in a book value and tangible book value increase for BANC ONE of 3.63% and 0.73% respectively, and book value and tangible book value dilution for PREMIER of 11.92% and 12.54%, respectively. Merrill Lynch also explained that based upon BANC ONE's current dividend payments, PREMIER's annual dividend per share would be $0.84. PREMIER has not paid any dividends since 1986, in part because the Formula Price under the 1992 Agreement was based on PREMIER's book value per share and, accordingly, management has generally followed a policy during the past several years of retaining earnings in order to maximize book value.

  Summary Comparison of Selected Institutions. Merrill Lynch compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended March 31, 1995 and market data as of July 18, 1995 for PREMIER to a group of 13 bank holding companies consisting of ArgentBank, BOK Financial Corporation, Centura Banks, Inc., Deposit Guaranty Corp., First Commercial Corporation, First Commerce Corporation, First Citizens BancStock, Inc., Hibernia Corporation, One Valley Bancorp of WV, Inc., Trustmark Corporation, Union Planters Corporation, Whitney Holding Corp. and Zions Bancorporation (the "PREMIER Peer Group"). This analysis showed that: (i) PREMIER had a ratio of noninterest expense to average assets of 3.77% compared to a mean ratio of 3.47% and a median ratio of 3.47% for the PREMIER Peer Group; (ii) PREMIER had an efficiency ratio (defined as noninterest expense divided by the sum of noninterest income plus net interest income before provision for loan losses) of 66.32% compared to a mean ratio of 62.94% and a median ratio of 63.40% for the PREMIER Peer Group; (iii) PREMIER had a return on average assets of 1.31% compared to a mean return of 1.22% and a median return of 1.28% for the PREMIER Peer Group; (iv) PREMIER had a return on average equity of 16.66% compared to a mean return of 14.53% and a median return of 14.97% for the PREMIER Peer Group; (v) PREMIER had a ratio of tangible common equity to tangible assets of 7.38% (or 5.05% under the Non-Tax Effected Analysis and 5.88% under the Tax Effected Analysis) compared to a mean ratio of 8.23% and a median ratio of 7.84% for the PREMIER Peer Group; (vi) PREMIER had a ratio of nonperforming loans to total loans of 0.76% compared to a mean ratio of 0.62% and a median ratio of 0.50% for the PREMIER Peer Group; (vii) PREMIER had a ratio of nonperforming assets to total assets of 0.61% compared to a mean ratio of 0.40% and a median ratio of 0.29% for the PREMIER Peer Group; (viii) PREMIER had a ratio of loan loss reserve to nonperforming assets of 182.54% compared to a mean ratio of 321.63% and a median ratio of 338.05% for the PREMIER Peer Group; (ix) PREMIER had a price to 1996 estimated earnings per share multiple of 8.73x compared to a mean multiple of 9.85x and a median multiple of 9.90x for the PREMIER Peer Group (PREMIER 1996 estimated earnings are based on management estimates and PREMIER Peer Group 1996 estimated earnings are based on First Call earnings estimates); (x) PREMIER had a price to book value multiple of 1.39x compared to a mean multiple of 1.67x and a median multiple of 1.69x for the PREMIER Peer Group; (xi) PREMIER had a price to tangible book value of 1.55x compared to a mean multiple of 1.87x and a median multiple of 1.83x for the PREMIER Peer Group; and (xii) PREMIER had a dividend yield of 0.00% compared to a mean yield of

2.68% and a median yield of 2.92% for the PREMIER Peer Group. Merrill Lynch then computed an imputed value for the PREMIER Common Stock based upon current trading multiples for the PREMIER Peer Group as of July 18, 1995. This analysis yielded a range of imputed values of $20.89 to $22.44 per share using the mean and median of the trading multiples for the PREMIER Peer Group (or a range of $17.14 to $20.91 under the Tax Effected Analysis, $14.57 to $20.15 under the Non-Tax Effected Analysis and $16.45 to $19.56 under the Warrant Analysis) and a range of imputed values of $16.03 to $38.49 per share using the full range of low and high multiples for the PREMIER Peer Group (or a range of $12.56 to $30.15 under the Tax Effected Analysis, $10.68 to $25.64 under the Non-Tax Effected Analysis and $14.01 to $33.62 under the Warrant Analysis). First Call is a data service that monitors and publishes compilations of earnings estimates produced by selected research analysts regarding companies of interest to institutional shareholders.

  Merrill Lynch also compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended March 31, 1995 and market data as of July 18, 1995 for BANC ONE to a group of 16 bank holding companies consisting of BankAmerica Corporation, Barnett Banks, Inc., Bank of New York Company, Bank of Boston Corporation, Fleet Financial Group, First Chicago Corporation, First Union Corporation, First Interstate Bancorp, KeyCorp, NationsBank Corporation, NBD Bancorp, Inc., Norwest Corporation, PNC Bank Corp., SunTrust Banks, Inc., Wachovia Corporation and Wells Fargo & Company (the "BANC ONE Peer Group"). This analysis showed that: (i) BANC ONE had a ratio of noninterest expense to average assets of 4.25% compared to a mean ratio of 3.44% and a median ratio of 3.40% for the BANC ONE Peer Group; (ii) BANC ONE had an efficiency ratio of 63.65% compared to a mean ratio of 58.76% and a median ratio of 59.25% for the BANC ONE Peer Group; (iii) BANC ONE had a return on average assets of 1.38% compared to a mean return of 1.27% and a median return of 1.29% for the BANC ONE Peer Group; (iv) BANC ONE had a return on average equity of 15.72% compared to a mean return of 17.08% and a median return of 17.00% for the BANC ONE Peer Group; (v) BANC ONE had a ratio of tangible common equity to tangible assets of 8.24% compared to a mean ratio of 6.09% and a median ratio of 5.84% for the BANC ONE Peer Group; (vi) BANC ONE had a ratio of nonperforming loans to total loans of 0.59% compared to a mean ratio of 0.78% and a median ratio of 0.72% for the BANC ONE Peer Group; (vii) BANC ONE had a ratio of nonperforming assets to total assets of 0.51% compared to a mean ratio of 0.70% and a median ratio of 0.64% for the BANC ONE Peer Group; (viii) BANC ONE had a ratio of loan loss reserves to nonperforming assets of 196.91% compared to a mean ratio of 263.40% and a median ratio of 226.59% for the BANC ONE Peer Group; (ix) BANC ONE had a price to 1996 estimated earnings per share multiple of 9.24x compared to a mean multiple of 8.59x and a median multiple of 8.46x for the BANC ONE Peer Group (1996 estimated earnings are based on First Call earnings estimates); (x) BANC ONE had a price to book value multiple of 1.73x compared to a mean multiple of 1.68x and a median multiple of 1.58x for the BANC ONE Peer Group; (xi) BANC ONE had a price to tangible book value of 1.85x compared to a mean multiple of 2.20x and a median multiple of 1.96x for the BANC ONE Peer Group; and (xii) BANC ONE had a dividend yield of 4.17% compared to a mean yield of 3.58% and a median yield of 3.57% for the BANC ONE Peer Group. Merrill Lynch then computed an imputed value for the BANC ONE Common Stock based upon current trading multiples for the BANC ONE Peer Group as of July 18, 1995. This analysis yielded a range of imputed values of $29.75 to $38.73 per share using the mean and median of the trading multiples for the BANC ONE Peer Group and a range of imputed values of $23.58 to $63.01 per share using the full range of low and high multiples for the BANC ONE Peer Group.

  Discounted Dividend Analysis. Merrill Lynch performed a discounted dividend analysis for PREMIER on a stand-alone basis using management earnings estimates, discount rates ranging from 13.0% to 15.0% and terminal price to earnings multiples of 9.0x to 11.0x applied to the year 2000 forecasted earnings, and projecting the maximum dividends that would permit projected growth while maintaining a 6% tangible common equity to assets ratio. Merrill Lynch selected these discount rates because they represented a reasonable range above and below the historical cost of equity capital to PREMIER and comparable bank holding companies and these terminal value multiples because they represented a reasonable range above and below the historical market multiples of PREMIER and comparable bank holding companies. This analysis showed a range of present values per share of PREMIER Common Stock from $18.92 to $22.74 (or $14.94 to $18.75 under the Non-Tax Effected

Analysis, $16.26 to $20.07 under the Tax Effected Analysis and $16.02 to $18.89 under the Warrant Analysis). Merrill Lynch noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

  Summary of Selected Bank Mergers and Acquisitions. Merrill Lynch compared the ratios of price to latest twelve months earnings, price to book, price to tangible book and deposit premium for the proposed Merger to the high, mean, median and low ratios for (i) selected bank acquisitions in five southern states (Alabama, Arkansas, Louisiana, Mississippi and Oklahoma) since January 1, 1994 with a transaction value between $50 million and $1 billion (the "Selected Southern Transactions"), and (ii) nationwide bank acquisitions announced since January 1, 1994 with a transaction value between $250 million and $1 billion (the "Selected Nationwide Transactions"). This analysis showed that: (i) the price to earnings for the proposed Merger was 9.64x (or 10.60x under the Non-Tax Effected Analysis, 10.24x under the Tax Effected Analysis and 12.25x under the Warrant Analysis) compared to a mean of 14.21x and a median of 14.14x for the Selected Southern Transactions and a mean of 16.15x and a median of 14.47x for the Selected Nationwide Transactions; (ii) the price to book value for the proposed Merger was 1.46x (or 2.09x under the Non-Tax Effected Analysis, 1.82x under the Tax Effected Analysis and 1.70x under the Warrant Analysis) compared to a mean of 2.26x and a median of 2.06x for the Selected Southern Transactions and a mean of 2.16x and a median of 2.05x for the Selected Nationwide Transactions; and (iii) the price to tangible book value for the proposed Merger was 1.60x (or 2.39x under the Non-Tax Effected Analysis, 2.04x under the Tax Effected Analysis and 1.84x under the Warrant Analysis) compared to a mean of 2.33x and a median of 2.23x for the Selected Southern Transactions and a mean of 2.31x and a median of 2.29x for the Selected Nationwide Transactions. The imputed values per share for PREMIER Common Stock based upon the various transaction multiples reviewed by Merrill Lynch yielded a range of imputed values of $26.76 to $31.05 (or $22.08 to $25.60 under the Tax Effected Analysis, $18.86 to $24.23 under the Non-Tax Effected Analysis and $21.15 to $26.73 under the Warrant Analysis) based upon the median and mean of the Selected Southern Transactions multiples and a range of $26.51 to $30.56 (or $22.64 to $28.58 under the Tax Effected Analysis, $19.33 to $27.52 under the Non-Tax Effected Analysis and $21.48 to $25.52 under the Warrant Analysis) based upon the Selected Nationwide Transaction multiples. Merrill Lynch noted that the existence of the 1992 Agreement made a comparison of PREMIER's circumstances to those recent bank mergers and acquisitions less meaningful.

  Net Present Value of Selected Alternatives. Merrill Lynch prepared an analysis of the net present value per share of PREMIER Common Stock under various scenarios including: (i) BANC ONE acquires PREMIER pursuant to the terms of the 1992 Agreement (the "1992 Acquisition Alternative"), (ii) the payment by PREMIER to BANC ONE of the Cancellation Payment with an IRS allowance for a corresponding tax deduction for such payment and PREMIER remaining independent (the "Market Trading Alternative"), (iii) the payment by PREMIER to BANC ONE of the Cancellation Payment without an IRS allowance for a corresponding tax deduction for such payment followed by an acquisition of PREMIER by a third party (the "Non-Tax Effected/ Acquisition Alternative"),
(iv) the payment by PREMIER to BANC ONE of the Cancellation Payment with an IRS allowance for a corresponding tax deduction for such payment followed by an acquisition of PREMIER by a third party (the "Tax Effected/Acquisition Alternative") and (v) BANC ONE elects to exercise its Warrant followed by an acquisition of PREMIER by a third party (the "Warrant/Acquisition Alternative"). Merrill Lynch used discount rates of 14% in scenarios (i) and
(ii), 15% in scenario (iii) and 16% in scenarios (iv) and (v), reflecting among other things the greater volatility assumed to be present as a result of lower capitalization levels following payment of the Cancellation Payment and higher levels of uncertainty regarding such scenarios.

  Based on a payment of the Cancellation Payment on different dates ranging from June 30, 1995 through December 31, 1996, the net present value per share was calculated on dates ranging from June 30, 1995 through December 31, 1997. The terminal book value multiple used was 1.6x under the Market Trading Alternative, 2.10x under the Tax Effected/Acquisition and Non-Tax Effected/Acquisition Alternatives and 2.0x under the Warrant/Acquisition Alternative. Based on these assumptions, the net present value per share of PREMIER

Common Stock under the 1992 Acquisition Alternative would be $17.41 on June 30, 1995 and $18.08 on December 31, 1997. Assuming the Cancellation Payment was made on June 30, 1995, the net present value per share of PREMIER Common Stock would be $18.61 on June 30, 1995 and $18.01 on December 31, 1997 under the Market Trading Alternative, $20.67 on June 30, 1995 and $20.46 on December 31, 1997 under the Non-Tax Effected/Acquisition Alternative, $23.01 on December 31, 1996 and $22.24 on December 31, 1997 under the Tax Effected/Acquisition Alternative (assuming that an acquisition and a corresponding tax deduction is not possible in the first year after the Cancellation Payment is paid) and $23.81 on June 30, 1995 and $18.69 on December 31, 1997 under the Warrant/Acquisition Alternative. This analysis did not purport to be indicative of actual values or expected values of the shares of PREMIER Common Stock. Merrill Lynch noted that the results of such analysis are highly dependent upon the numerous assumptions that must be made, including terminal values and discount rates.

  In connection with rendering its opinion dated the date of this Prospectus and Proxy Statement, Merrill Lynch performed procedures to update certain of the foregoing analyses and reviewed the assumptions on which such analyses were based, and the factors considered in connection therewith.

  Merrill Lynch is a nationally recognized investment banking firm and is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, and valuations for estate, corporate and other purposes. PREMIER selected Merrill Lynch as a financial advisor in connection with the Merger because of its reputation and experience in transactions such as the Merger and Merrill Lynch's familiarity with PREMIER and the 1992 Agreement based on its role as financial advisor to PREMIER in connection with that transaction.

  In addition to the financial advisory services referred to above, Merrill Lynch has from time to time provided underwriting, financial advisory and/or brokerage services to PREMIER and BANC ONE, for all of which Merrill Lynch has received customary compensation. In the ordinary course of business, Merrill Lynch makes a market in PREMIER Common Stock and BANC ONE Common Stock and trades the debt and equity securities of PREMIER and BANC ONE for its own account and for the account of its customers and may at any time hold a long or short position in such securities.

  PREMIER and Merrill Lynch entered into a letter agreement in 1994 relating to the services to be provided by Merrill Lynch in connection with PREMIER's consideration of various business combination alternatives, including the 1992 Agreement and possible amendments thereto. Pursuant to that letter agreement, PREMIER agreed to pay Merrill Lynch fees as follows: (i) a cash fee of $250,000, which was paid upon execution of the letter agreement, (ii) a cash fee of $375,000 which was paid on June 30, 1994, (iii) an additional cash fee of $375,000 which was paid upon the execution of the Merger Agreement and (iv) if PREMIER and BANC ONE or a third party merge or enter into some other form of business combination during the period Merrill Lynch is retained by PREMIER or in a period up to two years thereafter, an additional fee of .60% of the incremental value per share received by PREMIER shareholders in excess of the Base Value. The Base Value was defined as (i) $20.00 from the date of the letter agreement until June 30, 1995 and (ii) the "Company Common Stock Exchange Value Per Share" (as defined in the 1992 Agreement) on and after June 30, 1995. Based on the closing sale price of BANC ONE common stock on July 19, 1995, the fees to be paid to Merrill Lynch pursuant to the provisions of the letter agreement described in clause (iv) above would total approximately $495,000. In such letter, PREMIER also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses and to indemnify Merrill Lynch against certain liabilities, including liabilities under the Federal securities laws.

CONDITIONS TO THE MERGER; TERMINATION

  Consummation of the Merger is subject to satisfaction of a number of conditions, including:

  (1) the receipt of all necessary approvals of the transactions contemplated by the Merger Agreement by governmental agencies and authorities, including the Federal Reserve, and each of such approvals shall remain in full force and effect at the Effective Time;

  (2) there being no change in the consolidated financial condition, aggregate net assets, shareholders' equity, business or operating results of PREMIER and its subsidiaries, taken as a whole, or BANC ONE and its subsidiaries, taken as a whole, from March 31, 1995 to the Effective Time, that has had a material adverse effect on the business, operations, financial condition or results of operations of BANC ONE and its subsidiaries, taken as a whole, or PREMIER and its subsidiaries, taken as a whole, or on the ability of BANC ONE or PREMIER to consummate the transactions contemplated by the Merger Agreement (a "BANC ONE Material Adverse Effect" or a "PREMIER Material Adverse Effect," as the case may be);

  (3) compliance by PREMIER, BANC ONE and PAC with their respective covenants and confirmation of their respective representations and warranties as set forth in the Merger Agreement, including the agreement of BANC ONE that it will not acquire or enter into negotiations to acquire, directly or indirectly, any bank located in Louisiana (other than Premier Bank) with deposits in excess of $2 billion without the written consent of PREMIER, which consent may not be unreasonably withheld and including the agreement of PREMIER that, except with the approval of BANC ONE or as otherwise permitted by the Merger Agreement, it will not:

      (a) pay dividends, except the dividends described above under the caption "MERGER--General";

      (b) effect any changes in connection with its equity capitalization, except as related to certain outstanding stock options and the issuance of shares of PREMIER Common Stock in connection with PREMIER's acquisition of HNB Corporation, described below; or

      (c) except as may be directed by any regulatory agency, conduct its banking operations other than in the ordinary course of business;

  (4) approval of the Merger Agreement and the Merger by the requisite vote of shareholders of PREMIER Common Stock (See "MERGER--General, and "VOTING AND MANAGEMENT INFORMATION--Voting");

  (5) receipt by PREMIER and BANC ONE of the opinion, dated as of the Closing Date, relative to the Federal income tax consequences of the Merger referred to under the caption "MERGER--Federal Income Tax
       Consequences";

  (6) receipt by BANC ONE of an opinion from PREMIER's counsel and receipt by PREMIER of an opinion from counsel for BANC ONE and PAC, which opinions are to be in the general form of those annexed to the Merger Agreement;

  (7) the shares of BANC ONE Common Stock to be issued in exchange for PREMIER Common Stock shall have been approved for listing on the New York Stock Exchange ("NYSE");

  (8) the total number of shares of PREMIER Common Stock issued and outstanding (not including treasury shares held by PREMIER), together with the total number of shares of PREMIER Common Stock related to outstanding options with respect to The Premier Stock Option Plan shares, shall not be more than 35,388,832 shares;

  (9) the holders of all credit agreements on which PREMIER or any of its subsidiaries is the maker, issuer or guarantor and which contain provisions which make the acquisition of PREMIER by or its merger with or into another entity a condition of default or acceleration, which default or acceleration would have a PREMIER Material Adverse Effect, shall have provided BANC ONE with a written waiver of all such provisions;

  (10) the opinion of Merrill Lynch attached as Appendix A shall not have been withdrawn prior to the Effective Time; and

  (11) the receipt by BANC ONE of an opinion from PREMIER's counsel to the effect that, in the opinion of such counsel, PREMIER has taken action with respect to the PREMIER Rights Plan appropriate to prevent the approval, execution or delivery of the Merger Agreement or the acquisition of shares of PREMIER Common Stock by BANC ONE pursuant thereto, or consummation of the Merger or other transaction contemplated by the Merger Agreement from resulting in the grant, issuance or triggering of any right or entitlement or the obligation to grant or issue any interest in PREMIER Common Stock, BANC ONE Common Stock or the common stock of the surviving corporation to any person under the PREMIER Rights Plan or enabling or allowing any right associated with the PREMIER Rights Plan to be exercised, distributed or triggered.

  It is a condition to BANC ONE's and PAC's obligations to consummate the Merger that per share earnings reported by PREMIER average $0.45 per quarter from and including the second calendar quarter of 1995 through the calendar quarter ended immediately prior to the Effective Time (or if the Effective Time occurs within 20 days following the close of a calendar quarter, then the next preceding calendar quarter). To determine if this earnings test is met, PREMIER's reported earnings per share are adjusted to add back, net of any related income tax, investment banking expenses and outside legal and accounting fees and expenses associated with the Merger and losses on sales of assets outside the ordinary course of business and to deduct, net of any related income tax, any gains on sales of assets outside the ordinary course of business. Earnings per share reported by PREMIER for the quarter ended June 30, 1995 were $0.57, and no deductions were required pursuant to the earnings test.

  It is a condition to PREMIER's obligation to consummate the Merger that per share earnings reported by BANC ONE average $0.693 per quarter from and including the second calendar quarter of 1995 through the calendar quarter ended immediately prior to the Effective Time (or if the Effective Time occurs within 20 days following the close of a calendar quarter, then the next preceding calendar quarter). To determine if this earnings test is met, BANC ONE's reported earnings per share are adjusted to eliminate the effect of any changes in accounting principles required to be adopted by BANC ONE by any regulatory authority or under generally accepted accounting principles. Earnings per share reported by BANC ONE for the quarter ended June 30, 1995 were $0.77, and no adjustments were required pursuant to the earnings test.

  On June 7, 1995 PREMIER entered into an acquisition agreement with HNB Corporation and its subsidiary Homer National Bank of Claiborne Parish providing for their acquisition by PREMIER for a purchase price consisting of PREMIER Common Stock and cash. The acquisition agreement terminates if the acquisition is not consummated by December 31, 1995. It is a condition to BANC ONE's obligation to consummate the Merger that PREMIER have consummated its acquisition of HNB Corporation or that PREMIER's agreement to purchase HNB Corporation have terminated.

  Any of the provisions of the Merger Agreement, including the foregoing conditions, may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefits thereof. The Merger Agreement may be amended or modified in whole or in part by a duly authorized written agreement of all the parties. However, after the shareholders of PREMIER have approved the Merger Agreement, PREMIER may only amend or modify the Merger Agreement if, in the opinion of PREMIER's Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under the Merger Agreement for the shareholders of PREMIER, will not violate Section 112H(2) of the Louisiana Law and will not require resolicitation of any proxies from such shareholders.

  The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval by the shareholders of PREMIER, by written notice from BANC ONE to PREMIER, or from PREMIER to BANC ONE, as the case may be, upon the occurrence of any of the following: (i) if any material condition to either party's obligations under the Merger Agreement is not substantially satisfied or waived at the time or times contemplated thereby (each party's right to terminate under this clause (i) relates only to conditions to that party's obligations); (ii) in the event of a material breach by a party of any representation, warranty, condition or agreement contained in the Merger Agreement that is not cured within 30 days of the time that written notice of such breach is received by such party from the other party; or (iii) if the

Merger shall not have been consummated on or before July 1, 1996. The Merger Agreement also may be terminated, and the Merger thereby abandoned (whether before or after approval of the merger by the shareholder of PAC or by PREMIER's shareholders), by the mutual written consent of the Boards of Directors of PREMIER, BANC ONE and PAC at any time prior to the Effective Time of the Merger.

  If the Merger Agreement is terminated otherwise than by a willful breach of any party to the Merger Agreement, PREMIER, BANC ONE and PAC will each pay all of its own expenses incurred incident to such transaction, except for printing expenses and expenses associated with obtaining the tax opinion referred to under the caption "MERGER--Federal Income Tax Consequences," which will be paid by BANC ONE.

  If for any reason the Merger Agreement is terminated or the Merger does not, pursuant to the Merger Agreement, become effective, the existing agreements with BANC ONE shall remain in full force and effect without modification or amendment and the parties thereto shall have the rights and obligations set forth therein. See " MERGER--Background of the Merger; Existing Agreements with BANC ONE."

FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of certain material United States Federal income tax consequences of the Merger, including certain consequences to holders of PREMIER Common Stock who are citizens or residents of the United States and who hold their shares as capital assets. It does not discuss all tax consequences that may be relevant to PREMIER shareholders subject to special Federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons) or to PREMIER shareholders who acquired their shares of PREMIER Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary does not address the state, local or foreign tax consequences of the Merger, if any.

  Pursuant to the terms of the Merger Agreement, PREMIER and BANC ONE have received the opinion of Coopers & Lybrand L.L.P. to the effect that, based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the regulations thereunder and rulings issued by the Internal Revenue Service in transactions similar to those contemplated by the Merger Agreement and assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by PREMIER, PAC and BANC ONE, for Federal income tax purposes:

  (1) The Merger will constitute a reorganization within the meaning of
      Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue
      Code;

  (2) No gain or loss will be recognized by PREMIER, PAC or BANC ONE as a consequence of the transactions contemplated by the Merger Agreement;

  (3) No gain or loss will be recognized to the shareholders of PREMIER on the exchange of their shares of PREMIER Common Stock for shares of BANC ONE Common Stock, except as described below with respect to cash received for fractional share interests to which they may be entitled or pursuant to the exercise of statutory dissenters' rights;

  (4) The Federal income tax basis of the BANC ONE Common Stock to be received by holders of PREMIER Common Stock for their shares of PREMIER Common Stock will be the same as the Federal income tax basis of the PREMIER Common Stock surrendered in exchange therefor (reduced by any amount allocated to fractional share interests for which cash is received); and

  (5) The holding period of the BANC ONE Common Stock received by a holder of PREMIER Common Stock will include the period during which the PREMIER Common Stock exchanged therefor was held, provided the exchanged PREMIER Common Stock was held as a capital asset by such holder on the date of the exchange.

  A PREMIER shareholder who receives cash in lieu of a fractional share interest in BANC ONE Common Stock will be treated as having received the cash in redemption of the fractional share interest. The receipt of cash in lieu of a fractional share interest should generally result in capital gain or loss to the holder equal to the difference between the amount of cash received and the portion of the holder's Federal income tax basis in the PREMIER Common Stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the BANC ONE Common Stock received, determined as set forth above, is longer than one year.

  A dissenting shareholder who receives cash in exchange for shares of PREMIER Common Stock will be treated as having received the cash as a distribution in redemption of such shareholder's PREMIER Common Stock and will recognize capital gain or loss equal to the difference between the amount of cash received and the holder's Federal income tax basis in the shares. Such capital gain or loss will be long-term capital gain or loss if the holder has held the shares for more than one year as of the Effective Time.

  THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE INTERNAL REVENUE CODE (AND AUTHORITIES THEREUNDER) AS IN EFFECT ON THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR SITUATIONS, AS WELL AS CONSEQUENCES UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

CONVERSION OF SHARES AND EXCHANGE OF CERTIFICATES

  Upon consummation of the Merger, the outstanding shares of PREMIER Common Stock (together with any and all Rights issued pursuant to the PREMIER Rights
Plan) will be converted into shares of BANC ONE Common Stock at the Exchange Rate. Except in the event that PREMIER or BANC ONE shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine their respective Common Stock or declare a dividend, or make a distribution, on their respective Common Stock in any security convertible into such Common Stock prior to the time the Merger becomes effective, no further adjustments will be made in the Exchange Rate. However, in the event of such a transaction, appropriate adjustment will be made in the Exchange Rate.

  As soon as practicable after the Merger becomes effective, instructions and forms will be furnished to the shareholders of PREMIER for use in exchanging their certificates representing shares of PREMIER Common Stock and Rights issued pursuant to the PREMIER Rights Plan for certificates of BANC ONE Common Stock. If any certificate for shares of BANC ONE Common Stock is to be issued in a name other than that in which the certificate for shares of PREMIER Common Stock surrendered for exchange is registered, the certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting such exchange must pay to BANC ONE or its transfer agent any applicable transfer or other taxes required by reason of the issuance of the certificate.

  Until so surrendered, certificates formerly representing shares of PREMIER Common Stock and Rights issued pursuant to the PREMIER Rights Plan will be deemed for all purposes to evidence ownership of the number of shares of BANC ONE Common Stock into which such shares have been converted. Dividends and other distributions, if any, that become payable on BANC ONE Common Stock pending exchange of certificates representing shares of PREMIER Common Stock and Rights issued pursuant to the PREMIER Rights Plan will be retained by BANC ONE until surrender of such certificates, at which time such dividends and distributions will be paid, without interest. In addition, after the Effective Time the holders of certificates formerly representing shares of PREMIER Common Stock and Rights issued pursuant to the PREMIER Rights Plan shall cease to have rights with respect to such shares and to any related Rights (except such rights, if any, as holders of certificates representing PREMIER Common Stock may have as dissenting shareholders), and, except as aforesaid, their sole right shall be to exchange such certificates for shares of BANC ONE Common Stock and any fractional share payment in accordance with the Merger Agreement.

FRACTIONAL SHARES

  No fractional shares of BANC ONE Common Stock will be exchanged for shares of PREMIER Common Stock. In lieu thereof, each shareholder of PREMIER having a fractional interest resulting from the exchange of PREMIER Common Stock for BANC ONE Common Stock will be paid by BANC ONE an amount in cash equal to the value of such fractional interest based upon the average of the closing prices of BANC ONE Common Stock on the NYSE during the Valuation Period (as defined below) as reported in The Wall Street Journal for NYSE Composite Transactions. As used herein, "Valuation Period" means the ten consecutive NYSE trading days ending on the eighth NYSE trading day immediately prior to the Closing Date.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of PREMIER's management and certain members of the PREMIER Board of Directors may be deemed to have interests in the Merger in addition to their interests, if any, as shareholders of PREMIER generally.

  Severance Agreements. There are currently in effect contracts between PREMIER and 14 of its officers, including G. Lee Griffin, F. Walker Lockett, Jr., R. Neil Williams, H. Brooks McElveen and Michael O Bertolet, providing for certain benefits in the event of any "change in control" of PREMIER or Premier Bank, as defined in the contracts. Consummation of the Merger will constitute a "change in control" for purposes of the severance contracts. The contracts require payment of a severance benefit equivalent to up to three times, and in the case of Mr. Lockett up to five times, the officer's salary and bonus earned in the year prior to the change in control if the officer's employment is terminated without cause, as defined in the contract, or is terminated by the officer for certain specified reasons, within the four-year period (or in the case of the contract with Mr. Lockett, at any time) following the change in control. The officer may also be entitled to receive, after the date of such termination, benefits under PREMIER's life insurance, health insurance and pension plans in which he participated prior to the change in control or the value thereof payable in a lump sum. With the exception of Mr. Lockett, the benefits payable to any person may not exceed the amount allowable to PREMIER as a deduction for federal tax purposes under applicable law. The difference in terms in Mr. Lockett's contract arose out of commitments to Mr. Lockett made at the time of his employment in 1987.

  Assuming the Merger were consummated by December 31, 1995 and assuming that Messrs. Griffin, Lockett, Williams, McElveen and Bertolet were terminated without cause or terminated their employment for certain reasons specified in the contracts at the Effective Time, Messrs. Griffin, Lockett, Williams, McElveen and Bertolet would be entitled to severance benefit payments under the severance contracts of approximately $1,424,000, $2,471,000, $827,000, $745,000 and $734,000, respectively.

  Indemnification and Insurance. The Merger Agreement provides that BANC ONE shall insure that all rights to indemnification and defense and all limitations of liability existing in favor of any person who was or is, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of PREMIER or any of its subsidiaries (an "Indemnified Party"), as provided in PREMIER's Articles and Bylaws and similar governing documents of any of its subsidiaries, as in effect as of February 20, 1991, or as otherwise provided for or allowed by applicable law as in effect as of July 19, 1995 or as such law is amended prior to the Effective Time, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of ten years from the Effective Time.

  The Merger Agreement further provides that, in the event of any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to, the Merger Agreement or any of the transactions contemplated thereby, BANC ONE will, subject to the conditions set forth in the Merger Agreement, indemnify any Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

  PREMIER and Premier Bank have provided indemnification contracts to their directors and executive officers, as well as certain advisory directors and officers of Premier Bank, pursuant to which PREMIER or Premier Bank would indemnify each such person to the full extent permitted by law in connection with pending or threatened actions against such person or in which such person is involved as a witness, if such actions are based on the fact that such person is or was a director or officer of PREMIER or Premier Bank or any of their subsidiaries, a fiduciary with respect to any employee benefit plan of PREMIER or Premier Bank or a director, officer, employee or agent of another entity if such position was held at the request of PREMIER or Premier Bank.

  PREMIER and its subsidiaries maintain in effect policies providing insurance coverage for their directors and officers. Pursuant to the Merger Agreement, PREMIER and its subsidiaries may not renew or obtain any new such insurance for any period after the Effective Time for events occurring before or after the Effective Time; provided, however, that PREMIER may (i) renew, extend or replace existing policies in the ordinary course consistent with past practices for periods of not greater than one year and (ii) acquire a policy which provides coverage through December 31, 1997 for those directors, officers and/or employees of PREMIER and/or its subsidiaries who are presently provided coverage by policies obtained by PREMIER with respect to (x) events related to the Merger Agreement and the events contemplated thereby and (y) claims and/or causes of action arising from or related to events which occurred prior to the Closing Date.

RESALES BY AFFILIATES

  The shares of BANC ONE Common Stock issuable to PREMIER shareholders upon consummation of the Merger have been registered under the Securities Act, but such registration does not cover resales by any person who, directly or indirectly, controls, or is controlled by, or is under common control with PREMIER at the time the Merger Agreement is submitted for approval by a vote of the PREMIER shareholders ("Affiliates"). BANC ONE Common Stock received and beneficially owned by those PREMIER shareholders who are deemed to be Affiliates may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted. Each Affiliate who desires to resell the BANC ONE Common Stock received in the Merger must sell such BANC ONE Common Stock either (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the applicable provisions of Rule 145 under the Securities Act or (iii) in a transaction which, in the opinion of counsel for such Affiliate or as described in a "no-action" or interpretive letter from the Staff of the Commission, in each case reasonably satisfactory in form and substance to BANC ONE, is exempt from the registration requirements of the Securities Act.

  Rule 145(d) requires that persons deemed to be Affiliates resell their BANC ONE Common Stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such BANC ONE Common Stock is sold within the first two years after the receipt thereof. After two years, if such person is not an affiliate of BANC ONE and BANC ONE is current in the filing of its periodic securities law reports, a former Affiliate of PREMIER may freely resell the BANC ONE Common Stock received in the Merger without limitation. After three years from the issuance of the BANC ONE Common Stock, if such person is not an affiliate of BANC ONE at the time of sale or for at least three months prior to such sale, such person may freely resell such BANC ONE Common Stock, without limitation, regardless of the status of BANC ONE's periodic securities law reports.

  PREMIER has agreed to use reasonable best efforts to cause each person who is at the Effective Time or was, at the time of the Special Meeting, an Affiliate to execute and deliver to BANC ONE a written undertaking to the effect that no sale will be made of any shares of BANC ONE Common Stock received in the Merger by such Affiliate except in accordance with the Securities Act. The certificates of BANC ONE Common Stock issued to Affiliates of PREMIER in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.

ACCOUNTING TREATMENT

  BANC ONE expects to account for the acquisition of PREMIER as a purchase under generally accepted accounting principles. Accordingly, all of the assets and liabilities of PREMIER would be recorded in BANC ONE's consolidated financial statements at their fair value at the Effective Time, and the amount, if any, by which the purchase price paid by BANC ONE exceeds the fair value of the assets acquired by BANC ONE through the Merger would be recorded as goodwill. BANC ONE's consolidated financial statements would include the operations of PREMIER after the Effective Time.

                      COMPARATIVE RIGHTS OF SHAREHOLDERS

DESCRIPTION OF BANC ONE STOCK

  General. The authorized capital stock of BANC ONE consists of 600,000,000 shares of BANC ONE Common Stock and 35,000,000 shares of Preferred Stock, without par value ("Preferred Stock"), divided into 10,000,000 shares of Class A Preferred Stock, 1,000,000 shares of Class B Convertible Preferred Stock ("Class B Preferred Stock") and 24,000,000 shares of Class C Preferred Stock of which the Series C $3.50 Cumulative Convertible Preferred Stock, consisting of 5,000,000 authorized shares, has been designated ("Class C Preferred Stock"). As of June 30, 1995, there were issued and outstanding 4,997,499 shares of Class C Preferred Stock and there were issued 410,290,638 shares of BANC ONE Common Stock (including 18,000,000 shares of treasury stock).

  The following summary of the terms of BANC ONE's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Ohio Law and BANC ONE's Articles.

  Common Stock. Holders of BANC ONE Common Stock are entitled to receive dividends out of funds legally available therefor as and if declared by the BANC ONE Board of Directors, provided that, so long as any shares of Preferred Stock are outstanding, no dividends (other than dividends payable in BANC ONE Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the BANC ONE Common Stock unless full cumulative dividends on the shares of Preferred Stock have been paid.

  Holders of shares of BANC ONE Common Stock are entitled to one vote for each share for the election of directors and on all other matters. Holders of BANC ONE Common Stock vote together as a class with holders of Class A Preferred Stock and Class B Preferred Stock. Generally, holders of Class C Preferred Stock have no voting rights.

  The issued and outstanding shares of BANC ONE Common Stock are fully paid and nonassessable. The holders of BANC ONE Common Stock are not entitled to preemptive rights or conversion or redemption rights. The holders of BANC ONE Common Stock do not have cumulative voting rights in the election of directors.

  In the event of the voluntary or involuntary dissolution, liquidation or winding up of BANC ONE, holders of BANC ONE Common Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors (including holders of BANC ONE's indebtedness) and holders of Preferred Stock, all the remaining assets of BANC ONE available for distribution.

  Preferred Stock. BANC ONE's Board of Directors has the authority to issue shares of Class A and Class C Preferred Stock in one or more series and to fix the designations, number of shares, dividends, redemption rights, sinking fund requirements, liquidation prices, conversion rights and other rights, qualifications, limitations or restrictions thereon (except voting rights) as the BANC ONE Board of Directors may from time to time be permitted by law to fix or change.

  Currently, no shares of Preferred Stock except shares of Class C Preferred Stock are outstanding. Holders of Class C Preferred Stock are entitled to receive out of funds legally available therefor cumulative cash dividends at the annual rate of $3.50 per share payable quarterly on the last day of March, June, September and December in each year. If full cumulative dividends on outstanding shares of Class C Preferred Stock have not been paid, no dividends may be declared or paid on, and no amounts may be set aside or applied to the redemption or purchase of, any shares of BANC ONE Common Stock or any other shares of capital stock of BANC ONE ranking junior to shares of Class C Preferred Stock. Upon the voluntary or involuntary dissolution, liquidation or winding up of BANC ONE, holders of Class C Preferred Stock are entitled to receive a preferential distribution of $50 per share plus accrued and unpaid dividends, if any. The Class C Preferred Stock ranks on a parity as to payment of dividends and with respect to distributions upon liquidation with the Class B Preferred Stock.

  Generally, holders of shares of Class C Preferred Stock have no voting rights. However, the approval of a majority of the outstanding shares of Class C Preferred Stock voting together as a class is required in order to amend BANC ONE's Articles to affect adversely the rights of the holders of the Class C Preferred Stock or to take any action that would result in the creation of or an increase in the number of authorized shares senior or superior with respect to dividends or upon liquidation to the Class C Preferred Stock. Holders of Class C Preferred Stock also have the right to elect two additional directors during any period in which dividends on Class C Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends.

  At the option of the holder of any shares of Class C Preferred Stock, such shares may be converted into shares of BANC ONE Common Stock at the conversion rate then in effect. The present conversion rate is 1.75362 shares of BANC ONE Common Stock for each share of Class C Preferred Stock and is subject to adjustment for stock dividends, subdivisions, splits and combinations and for any distribution of rights or warrants to purchase BANC ONE Common Stock at a price per share less than the BANC ONE Common Stock's then-current market value.

  The issued shares of Class C Preferred Stock may be redeemed, in whole or in part, by BANC ONE at its election at any time after April 15, 1995, at a redemption price of $52.10 per share during the period from April 15, 1995, to but not including March 31, 1996, and thereafter at the redemption prices during the 12-month periods beginning on March 31 of the years shown below, plus accrued and unpaid dividends, if any.

      YEAR                                                      REDEMPTION PRICE
      ----                                                      ----------------
      1996.....................................................      $51.75
      1997.....................................................      $51.40
      1998.....................................................      $51.05
      1999.....................................................      $50.70
      2000.....................................................      $50.35
      2001 and thereafter......................................      $50.00

  The Class C Preferred Stock is not subject to the operation of a sinking fund.

  Special Voting Requirements for Certain Transactions. Under Ohio Law, a merger or consolidation by an Ohio corporation generally requires the affirmative vote of shares representing at least two-thirds of the shareholder voting power of the corporation, unless the corporation's articles of incorporation provide for approval by a different proportion not less than a majority. BANC ONE's Articles generally require only approval of a majority of the outstanding shares for such transactions.

  Article Eleventh of BANC ONE's Articles incorporates, to a large extent, the provisions of the Ohio control share acquisition statute (the "Ohio Control Share Statute"), as set forth in Section 1701.831 of the Ohio Revised Code. Article Eleventh sets forth procedures for obtaining shareholder consent of "control share acquisitions" subject to the right of the Board of Directors to screen out proposals that do not meet certain standards set forth in Article Eleventh. Article Eleventh defines a "control share acquisition" as any acquisition, directly or indirectly, of shares of BANC ONE which, when added to all other shares of BANC ONE owned or controlled by the acquiror, would entitle the acquiror, alone or with others, to exercise or direct the exercise of voting power in BANC ONE in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more. A bank, broker, nominee, trustee or other person who acquires shares in the ordinary course of business for the benefit of others in good faith and not for the purpose of circumventing Article Eleventh shall be deemed to have voting power only of shares in respect of which such person would be able to exercise or direct the exercise of votes without further instruction from others at a meeting of shareholders called under Article Eleventh. A control share acquisition which meets certain criteria set forth in Article Eleventh as determined by the Board of Directors must be presented to a meeting of the shareholders of BANC ONE and approved by the affirmative vote of both (a) a majority of the voting power represented at the meeting and (b) a majority of that portion of such voting power excluding any "interested shares"; that is, those shares held by the acquiring person, executive officers of BANC ONE and employees of BANC ONE who are also directors. Article Eleventh may be amended by a vote of 85% of the votes entitled to be cast by all holders of voting stock.

  BANC ONE's Articles also include a "fair price" provision that is designed to provide reasonable assurances to shareholders that in the event any shareholder or group of shareholders acquires 20% or more of BANC ONE's voting stock (the "Acquiror") and then seeks to acquire all or part of the remaining voting stock through a merger or other transaction which would force a change or termination of the other shareholders' ownership interests (a "Business Combination"), such other shareholders must receive consideration at least equivalent to the highest price paid by the Acquiror in acquiring its 20% stock interest, unless the Business Combination is approved either (i) by a majority of directors who are unrelated to the Acquiror or (ii) by the affirmative vote of 75% of all the votes entitled to be cast by all holders of voting stock and 67% of the votes entitled to be cast by all holders of voting stock held by shareholders other than the Acquiror ("Special Shareholder Vote").

  This provision operates by requiring that after an Acquiror emerges, any Business Combination which has the effect of requiring shareholders to surrender their shares must satisfy one of the following conditions:

    (i) Fair Consideration to Shareholders. The terms of the Business Combination must provide for payment of consideration which is at least equivalent to the highest price paid to other shareholders by the Acquiror in acquiring its 20% stock position and must be approved by shareholders as otherwise required by applicable law; or

   (ii) Unrelated Director Approval. The Business Combination must be approved as fair to shareholders by a majority of the directors who are not affiliated with the Acquiror and who were directors before the Acquiror acquired its 20% stock position or who were nominated or elected to succeed such directors by the other unaffiliated directors ("Unrelated Directors") and must be approved by shareholders as otherwise required by applicable law; or

  (iii) Special Shareholder Vote. The Business Combination must be approved by a Special Shareholder Vote.

  Article Tenth of BANC ONE's Articles, which contains this provision, may be amended only by a vote of 85% of the votes entitled to be cast by all holders of voting stock, unless the amendment is approved unanimously by the Unrelated Directors, in which case only majority shareholder approval would be required.

  Chapter 1704 of the Ohio Revised Code (the "Ohio Statute") is similar to the "fair price" provision contained in BANC ONE's Articles. The Ohio Statute prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person becomes an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (i) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public Corporation, (ii) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder or (iii) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

  For this purpose, an "Issuing Public Corporation" is any Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices or substantial assets within the State of Ohio. BANC ONE currently is an Issuing Public Corporation. An "Interested Shareholder" is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation. A "Chapter 1704 Transaction" includes any merger, consolidation, combination or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (i) increase the proportionate share ownership of an Interested Shareholder, (ii) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder or (iii) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder.

COMPARISON OF BANC ONE COMMON STOCK AND PREMIER COMMON STOCK

  The rights of BANC ONE shareholders are governed by BANC ONE's Articles and Code of Regulations and the applicable provisions of Ohio Law, while the rights of PREMIER shareholders are governed by PREMIER's Articles of Incorporation ("PREMIER's Articles") and Bylaws and the applicable provisions of Louisiana Law. If the shareholders of PREMIER approve the Merger Agreement and the Merger is subsequently consummated, holders of PREMIER Common Stock will become holders of BANC ONE Common Stock. The following comparison of the rights of holders of BANC ONE Common Stock and PREMIER Common Stock is based on current terms of the governing documents of the respective companies and on the current provisions of applicable state law.

  The rights of holders of PREMIER Common Stock and holders of BANC ONE Common Stock are similar in several respects: each shareholder is entitled to one vote for each share held on all matters submitted to a vote of shareholders and neither is entitled to cumulative voting rights in connection with the election of directors, each shareholder is entitled to receive pro rata any assets distributed to shareholders upon liquidation, dissolution or winding up of the affairs of the company (after all creditors have been satisfied and requisite preferential amounts are paid to the holders of outstanding preferred stock), and shareholders are not entitled to preemptive rights to subscribe for or purchase any stock or other securities in proportion to their respective holdings upon the offering or sale by BANC ONE or PREMIER of such securities to others. Although it is impracticable to note all the differences between Ohio Law and Louisiana Law generally and all of the differences between the applicable governing documents of BANC ONE and PREMIER, the following is intended to be a summary of certain significant differences between the rights of holders of BANC ONE Common Stock and the rights of holders of PREMIER Common Stock.

  Dividends. Under Ohio Law, dividends may be paid out of surplus, including both earned surplus and capital surplus, in cash, property or shares of the corporation, provided that such dividend payments are not in violation of the rights of any other class of securities and are not made when the corporation is insolvent or there is reasonable ground to believe that by such payment it will be rendered insolvent. Louisiana Law with respect to the payment of dividends is substantially the same, except that a Louisiana corporation is permitted to pay dividends, notwithstanding the absence of surplus, out of its net profits for the then current year, the preceding fiscal year or both, unless at the time, or as a result of such dividends, liabilities exceed assets or the net assets are less than the amount payable upon liquidation to any class of securities with a preferential right to participate in assets in the event of liquidation. The payment of dividends by bank holding companies also is subject to certain regulatory constraints.

  Dissenters' Rights. Under Ohio Law, the shareholders of an Ohio corporation that is being merged into a surviving or new corporation, and the shareholders of an Ohio corporation that is the surviving corporation of a merger on which such shareholders are entitled to vote, have the right to dissent from the merger and, if certain procedural requirements are satisfied, to receive, in lieu of the merger consideration, a payment equal to the fair cash value of such shareholders' shares as of the day preceding the shareholder vote. Shareholders of an Ohio Corporation are also entitled to exercise dissenters' rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of such corporation and in connection with certain amendments to such corporation's articles of incorporation. Louisiana Law with respect to dissenters' rights upon a merger and upon the sale or other disposition of all of a corporation's assets is substantially the same, except that dissenters' rights are not available if either (i) the shares entitled to be voted are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers (unless the articles of incorporation of the corporation provide otherwise) and such shares are converted by the merger solely into shares of the surviving or new corporation or (ii) the transaction is approved by at least 80% of the total voting power entitled to vote thereon. Louisiana Law does not provide for dissenters' rights in connection with amendments to a Louisiana corporation's articles of incorporation. See "VOTING AND MANAGEMENT INFORMATION--Rights of Dissenting Shareholders."

  Directors. PREMIER's Board of Directors is divided into three classes, as nearly equal in number as possible, with members of each class elected to serve for three years, and with one class being elected each year. BANC ONE does not have a classified board, with the result that directors serve for one year terms and the entire BANC ONE Board of Directors is elected annually. To qualify for election to BANC ONE's Board of Directors, an individual must own a substantial number of shares of BANC ONE's capital stock, and must not also serve as a director or officer of or in any other management relationship for any financial institution that is in competition with BANC ONE or any of its subsidiaries. Neither Louisiana Law nor PREMIER's governing documents impose any similar requirements on PREMIER directors.

  Any PREMIER director may be removed from office without cause only by the affirmative vote of at least 80% of the total voting power of PREMIER. Directors of BANC ONE may be removed, with or without cause, by the affirmative vote of a majority of the voting power present at a meeting of BANC ONE shareholders.

  Supermajority and Fair Price Provisions. PREMIER's Articles do not contain a provision similar to the provision of BANC ONE's Articles relating to control share acquisitions. However, Louisiana Law contains a control share acquisition statute similar to that under Ohio Law which is substantially replicated in BANC ONE's Articles. See "COMPARATIVE RIGHTS OF SHAREHOLDERS-- Description of BANC ONE Stock--Special Voting Requirements for Certain Transactions." A merger under either Ohio Law or Louisiana Law pursuant to an agreement to which the corporation being acquired is a party, such as the Merger, is not subject to the control share acquisition provision included in BANC ONE's Articles or to the Ohio or Louisiana control share acquisition statutes.

  Like BANC ONE's Articles, PREMIER's Articles contain supermajority vote and fair price provisions for business combinations. However, PREMIER's provisions are triggered if any shareholder or group of shareholders acquires 10% or more of PREMIER's outstanding capital stock (a "Related Person") entitled to vote on certain business combinations, rather than 20% in the case of BANC ONE, and the supermajority vote that may be required to approve the business combination or amend the provisions is 80% of the total voting power of PREMIER, rather than, in the case of BANC ONE, both (i) 75% of the total voting power voting as a class and (ii) 67% of the total voting power other than voting power held by the Related Person. See "--Amendment of Governing Documents." Louisiana Law imposes a fair price requirement that is similar to the fair price provisions contained in PREMIER's Articles.

  In addition to being subject to the laws of Louisiana and Ohio, respectively, PREMIER and BANC ONE, as bank holding companies, are subject to various provisions of federal law with respect to mergers, consolidations and certain other corporate transactions.

  Evaluation of Tender Offers and Business Combinations. PREMIER's Articles require the PREMIER Board of Directors, when evaluating a tender offer or an offer to make a tender offer or exchange offer or to effect a business combination, to consider certain enumerated factors in exercising its judgment in determining what is in the best interest of PREMIER and its shareholders. For this purpose, the PREMIER Board of Directors must consider, among other things, not only the consideration being offered in relation to the then current market price of PREMIER's outstanding capital stock, but also the market price for PREMIER's outstanding capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of PREMIER as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and PREMIER's financial condition and future prospects. The PREMIER Board of Directors is also required to evaluate the business, financial condition and earnings prospects of the acquiring party or parties, and the possible effect of such conditions upon PREMIER and its subsidiaries and the communities in which PREMIER and its subsidiaries do business, and the competence, experience and integrity of the acquiring party or parties and its or their management. Finally, the PREMIER Board of Directors must consider the social and economic effects of the transaction on PREMIER and its subsidiaries, employees, depositors, loan and other customers, creditors and the communities in which PREMIER and its subsidiaries do business. Louisiana Law contains a provision permitting directors of a Louisiana corporation to consider similar factors.

  Ohio Law includes a provision which permits directors, in determining whether any matter is in the best interests of the corporation, to take into consideration the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal considerations and the long-term and short-term interests of the corporation and its shareholders, including the possibility that such interests may be best served by the continued independence of the corporation.

  Amendment of Governing Documents. Generally, the affirmative vote of the holders of 80% of the total voting power is required to amend any provision of PREMIER's Articles unless a majority of the PREMIER Board of Directors has recommended such amendment at a time when there is no Related Person, or a majority of the unrelated directors has recommended such amendment at a time when there is a Related Person, in which case the affirmative vote of the holders of at least a majority of the voting power present at a shareholders' meeting is required to amend PREMIER's Articles. BANC ONE's Articles may be amended by the affirmative vote of the holders of a majority of the voting power of BANC ONE, except that amendments to the "control share acquisition" and "fair price" provisions require the affirmative vote of 85% of the total voting power. See "COMPARATIVE RIGHTS OF SHAREHOLDERS--Description of BANC ONE Capital Stock--Special Voting Requirements for Certain Transactions."

  The Premier Bylaws may be amended from time to time by the affirmative vote of two-thirds of PREMIER's entire Board of Directors and by a majority of the unrelated directors or by the affirmative vote of the holders of 80% of the total voting power. The Code of Regulations of BANC ONE may only be amended by the affirmative vote of a majority of the voting power represented by the outstanding voting stock of BANC ONE present in person or by proxy at an annual or special meeting called for such purpose.

  Rights Agreement. PREMIER has adopted a Rights Agreement pursuant to which PREMIER has issued one Right for each outstanding share of PREMIER Common Stock and has authorized the issuance of one Right with respect to each share of PREMIER Common Stock issued after January 18, 1989 and before the Distribution Date (as defined below). Each Right entitles the registered holder to purchase from PREMIER on or after the Distribution Date one share of PREMIER Common Stock at a price of $18.18 per share (the "Purchase Price"). The "Distribution Date" occurs on the earlier of the close of business on the tenth day after (i) the date of a public announcement that any person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of PREMIER Common Stock without the prior written approval of a majority of the Board of Directors (an "Acquiring Person") or such earlier date as the PREMIER Board of Directors becomes aware of the existence of an Acquiring Person and (ii) the date of commencement of, or public announcement of an intention to commence, a tender or exchange offer by any person without the approval of the PREMIER Board of Directors, upon the consummation of which such person or group of affiliated or associated persons would own 30% or more of the outstanding shares of PREMIER Common Stock.

  The Rights Agreement provides that if (i) any person or group becomes an Acquiring Person (other than pursuant to an all-cash tender offer for all of the outstanding PREMIER Common Stock which increases such Acquiring Person's beneficial ownership to 80% or more of the outstanding shares of PREMIER Common Stock and as to which PREMIER has received an opinion from its investment bankers that the price offered per share is not inadequate), or
(ii) during such time as there is an Acquiring Person, there shall occur any transaction involving PREMIER or its subsidiaries which increases by more than 1% the proportionate share of the outstanding shares of any class of equity securities of PREMIER or any of its subsidiaries that is directly or indirectly owned or controlled by the Acquiring Person, then proper provision would be made so that each holder of record of a Right, other than Rights that are or were at any time beneficially owned by an Acquiring Person, will thereafter be entitled to receive, upon payment of the Purchase Price, that number of shares of PREMIER Common Stock having a current market value of two times the Purchase Price.

  The Rights Agreement further provides that if, on or after the Distribution Date, PREMIER (i) consolidates or merges with any other person and either is not the surviving corporation or, if it is the surviving corporation, any shares of PREMIER Common Stock are exchanged for any other property, or (ii) sells or transfers assets or earning power aggregating more than 50% of the assets or earning power of PREMIER and its subsidiaries, then proper provision shall be made so that each holder of record of a Right, other than Rights that are or were at any time beneficially owned by an Acquiring Person, will thereafter be entitled to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring entity having a current market value of two times the Purchase Price.

  At any time until the earlier of the Distribution Date (subject to extension by the PREMIER Board of Directors) and January 18, 1999, the PREMIER Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. At any time prior to the close of business on the Distribution Date, the PREMIER Board of Directors may accelerate the expiration of the Rights so that all Rights that have not been exercised at the close of business on the tenth day following the Distribution Date expire without further action by PREMIER.

  Because both the Option and the Merger were approved by the PREMIER Board of Directors, BANC ONE is not considered an Acquiring Person under the Rights Agreement.

  BANC ONE has not implemented the same or any similar arrangement, but could do so without further action of its shareholders.

  Liability of Officers and Directors. Under both Ohio and Louisiana Law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and, to a certain extent, officers. Ohio Law has codified the traditional business judgment rule. Ohio Law provides that the business judgment presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states. Further, Ohio Law provides specific statutory authority for directors to consider, in addition to the interests of the corporation's shareholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and nation; community and societal considerations; the long-term and short-term interests of the corporation and its shareholders; and the possibility that these interests may be best served by the continued independence of the corporation.

  Louisiana Law permits corporations to include provisions in their articles of incorporation that limit personal liability for monetary damages resulting from breaches of the duty of care, subject to certain exceptions, and both Ohio and Louisiana Law permits corporations to indemnify officers and directors in certain circumstances for their expenses and liabilities incurred in connection with defending pending or threatened suits, as more fully described below.

  Limitation of Liability. PREMIER's Articles include a provision that eliminates the personal liability of directors and officers to PREMIER and its shareholders for monetary damages resulting from breaches of the duty of care to the fullest extent permitted by Louisiana Law. The provision may be amended or repealed only upon the affirmative vote of at least 80% of the total voting power and no amendment or repeal of this provision will adversely affect the elimination of liability accorded to any director for acts or omissions occurring prior to such amendment or repeal. The PREMIER Articles also authorize its Board of Directors to enter into contracts with directors and officers providing for this limitation of liability. See "--Indemnification and Insurance."

  Indemnification and Insurance. Under Ohio and Louisiana Law, corporations are permitted, and in some circumstances required, to indemnify, among others, current and prior officers, directors, employees or agents of the corporation for expenses and liabilities incurred by such parties in connection with defending pending or threatened suits instituted against them in their corporate capacities, provided certain specified standards of conduct are determined to have been met. Both Ohio and Louisiana Law further permit corporations to grant indemnification rights more expansive than those permitted by statute and to purchase insurance for indemnifiable parties against any liability asserted against or incurred by such parties in their corporate capacities. In addition, both Ohio and Louisiana Law contain express authorization for corporations to establish trust funds, insurance subsidiaries or other forms of self-insurance for the benefit of its officers, directors, employees and agents.

  The PREMIER Articles confirm the authority of the PREMIER's Board of Directors to (i) adopt bylaws or resolutions providing for indemnification of directors, officers and other persons to the fullest extent permitted by law,
(ii) enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law and (iii) cause the corporation to exercise its powers to procure directors' and officers' liability insurance. The PREMIER Articles also provide that any amendment or repeal of any bylaw or resolution relating to indemnification will not adversely affect any person's entitlement to indemnification whose claim results from conduct occurring prior to the date of such amendment or repeal. These provisions may be amended or repealed only by the affirmative vote of 80% of the total voting power.

  The PREMIER Bylaws expressly provide for indemnification of directors, officers and employees to the fullest extent permitted by law against any costs incurred in connection with any threatened, pending or completed claim, action, suit or proceeding because of his or her service as a director, officer or employee of PREMIER. Without a specific provision regarding indemnification, PREMIER's Board of Directors would be permitted to indemnify directors, officers and employees at its discretion, but would not be required by law to do so unless such person was successful in defending a claim against him.

  The BANC ONE Code of Regulations provide that BANC ONE may indemnify directors, officers, employees and agents to the fullest extent permitted by law against costs incurred in connection with any threatened, pending or completed claim, action, suit or proceeding because of such person's service as a director, officer, employee or agent of BANC ONE.

  Each of BANC ONE and PREMIER has entered into indemnification contracts with its directors and certain of its officers that, among other things, provide the contracting director or officer with certain procedural and substantive rights to indemnification. Such indemnification rights apply to acts or omissions of such persons, whether such acts or omissions occurred before or after the effective date of the contract. See "MERGER--Interests of Certain Persons in the Merger."

                           MISCELLANEOUS INFORMATION

TRANSFER AND EXCHANGE AGENTS

  Harris Trust and Savings Bank, Chicago, Illinois, serves as Transfer Agent and as Registrar for BANC ONE Common Stock. Harris Trust and Savings Bank will act as Exchange Agent in connection with the Merger. Premier Bank acts as Transfer Agent and Registrar for PREMIER's Common Stock.

EXPERTS

  The consolidated financial statements of BANC ONE and its subsidiaries, included in the Annual Report on Form 10-K of BANC ONE for the fiscal year ended December 31, 1994 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated February 21, 1995 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing. The report of Coopers & Lybrand L.L.P. dated February 21, 1995 covering such financial statements includes an explanatory paragraph regarding the change in method of accounting for certain investment securities in 1994 and the change in method of accounting for income taxes and post-retirement benefits other than pensions in 1993.

  The consolidated financial statements of PREMIER and its subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been included in the Annual Report on Form 10-K of PREMIER for the year ended December 31, 1994 and incorporated by reference in this Proxy Statement and Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants and have been incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to changes in PREMIER's method of accounting for securities and income taxes.

  Any financial statements and schedules hereinafter incorporated by reference in the Registration Statement of which this Prospectus and Proxy Statement is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

LEGAL MATTERS

  The validity of the BANC ONE Common Stock offered hereby has been passed upon by Steven Alan Bennett, General Counsel of BANC ONE. Mr. Bennett owns a number of shares of BANC ONE Common Stock and holds options to purchase additional shares of BANC ONE Common Stock. Certain legal matters will be passed upon for PREMIER by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. A partner in the law firm of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. is a director of PREMIER and owns a number of shares of PREMIER Common Stock.

SOURCES OF INFORMATION

  All information contained herein with respect to PREMIER has been provided by PREMIER, and BANC ONE is relying upon the accuracy of that information. All information contained herein with respect to BANC ONE has been provided by BANC ONE, and PREMIER is relying upon the accuracy of that information.

REGISTRATION STATEMENT

  This Prospectus and Proxy Statement does not include all of the information set forth or incorporated by reference in the Registration Statement and the exhibits thereto filed by BANC ONE with the Commission under the Securities Act. The Registration Statement may be inspected at the principal office of the Commission in Washington, D.C., and copies may be obtained upon payment of prescribed fees. See "AVAILABLE INFORMATION" for addresses of the Commission's offices. Reference is hereby made to the Registration Statement and exhibits thereto for further information pertaining to BANC ONE and PREMIER.

OTHER MATTERS

  The Board of Directors of PREMIER does not know of any other matters which may come before the Special Meeting.

                    INFORMATION ABOUT BANC ONE CORPORATION

GENERAL

  BANC ONE is a multi-bank holding company incorporated under the laws of the State of Ohio that, at June 30, 1995, had a total of 65 bank subsidiaries (the "affiliate banks") in Arizona, Colorado, Illinois, Indiana, Kentucky, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. At June 30, 1995, BANC ONE had consolidated total assets of $86.8 billion, consolidated total deposits of $65.6 billion and consolidated total stockholders' equity of $7.8 billion (8.99% of its consolidated total assets). At June 30, 1995, BANC ONE ranked eighth among the nation's publicly owned bank holding companies in terms of consolidated average total assets and sixth in terms of consolidated average common equity. BANC ONE's 1994 consolidated net income of $1.01 billion ranked seventh among the nation's 50 largest publicly owned bank holding companies.

  At June 30, 1995 BANC ONE's affiliate banks held the largest statewide share of total bank deposits in Arizona, the second largest share of such deposits in Indiana, Kentucky, Ohio and West Virginia, and the third largest share of such deposits in Colorado, Wisconsin and Texas. BANC ONE has smaller statewide market shares in the other states in which BANC ONE operates banks. At June 30, 1995, except for Bank One Texas, N.A., no single BANC ONE affiliate bank accounted for more than 20% of BANC ONE's consolidated total assets. BANC ONE also operates additional corporations that engage in data processing, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing, mortgage banking, credit card, consumer finance and insurance.

  Since its formation in 1968, BANC ONE has acquired over 100 banking institutions and the number of banking offices of its affiliate banks has increased from 24 to over 1,400. BANC ONE continues to explore opportunities to acquire banks and nonbank companies permitted by the Bank Holding Company Act. Discussions are continually being carried on relating to such acquisitions. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. BANC ONE's acquisition strategy is flexible in that it does not require BANC ONE to effect specific acquisitions so as to enter certain markets or to attain specified growth levels. Rather than being market driven or size motivated, BANC ONE's acquisition strategy reflects BANC ONE's willingness to consider potential acquisitions wherever and whenever such opportunities arise based on the then-existing market conditions and other circumstances. Banks to be acquired must be of sufficient size to support and justify having management of a caliber capable of making lending and other management decisions at the local level under BANC ONE's operating philosophy. BANC ONE also is willing from time to time to acquire a smaller bank when it can be acquired through a reorganization into an existing affiliate. BANC ONE's interest in the acquisition of nonbank companies has been limited to bank-related services with which BANC ONE already has familiarity. BANC ONE's acquisitions may be made by the exchange of stock, through cash purchases and with other consideration.

  BANC ONE is a legal entity separate and distinct from its affiliate banks and its nonbanking subsidiaries. Accordingly, the right of BANC ONE, and thus the right of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate bank or other subsidiary is necessarily subject to the prior claims of creditors of the affiliate bank or subsidiary, except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized. The principal sources of BANC ONE's revenues are dividends and fees from its affiliates. See "Regulatory Matters" for a discussion of the restrictions on the affiliate banks' ability to pay dividends to BANC ONE.

  BANC ONE is incorporated in Ohio and has functioned as a multi-bank holding company since 1968. Its executive offices are located at 100 East Broad Street, Columbus, Ohio 43215, and its telephone number is (614) 248-5944.

MARKET PRICES OF AND DIVIDENDS PAID ON BANC ONE COMMON STOCK

  BANC ONE Common Stock is, and the shares offered hereby will be, listed on the New York Stock Exchange and traded under the symbol "ONE." The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of BANC ONE Common Stock on the New York Stock Exchange Composite Tape and cash dividends per share of BANC ONE Common Stock. The dividend and stock price information has been adjusted to reflect all stock dividends and stock splits on BANC ONE Common Stock, including the 10% dividend on BANC ONE Common Stock paid on March 4, 1994 and the five shares for four shares BANC ONE Common Stock split paid on August 31, 1993.

                          PRICE RANGE OF COMMON STOCK

                                                          HIGH   LOW   DIVIDENDS
                                                          ----   ---   ---------
1993
 First Quarter.......................................... $42.27 $36.36   $.25
 Second Quarter.........................................  44.73  36.73    .26
 Third Quarter..........................................  42.19  34.55    .28
 Fourth Quarter.........................................  39.77  32.27    .28
1994
 First Quarter.......................................... $35.47 $31.88   $.31
 Second Quarter.........................................  38.00  30.75    .31
 Third Quarter..........................................  35.50  29.50    .31
 Fourth Quarter.........................................  30.50  24.13    .31
1995
 First Quarter.......................................... $30.13 $25.13   $.34
 Second Quarter.........................................  35.13  28.63    .34
 Third Quarter..........................................  36.75  30.75    .34
 Fourth Quarter.........................................  37.38  36.25
  (through October 4, 1995)

  BANC ONE intends to continue its present policy of paying quarterly cash dividends to its shareholders so that dividends will average between 35 and 40 percent of net income. The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of BANC ONE and its subsidiaries, applicable government regulations and other factors deemed relevant by the BANC ONE Board of Directors. Certain debt instruments to which BANC ONE is a party limit its ability to pay dividends on BANC ONE Common Stock. Under the most restrictive of these limitations, BANC ONE on a consolidated basis would have been permitted to pay cash dividends on BANC ONE Common Stock in excess of its $2.3 billion of retained earnings as of June 30, 1995. As described under "--Certain Regulatory Matters," various state and federal laws limit the ability of affiliate banks to pay dividends to BANC ONE.

CERTAIN REGULATORY MATTERS

  General. BANC ONE is subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). BANC ONE's principal affiliate banks are organized as national banking associations, which are subject to regulation by the Office of the Comptroller of the Currency ("OCC"). In addition, various state authorities regulate BANC ONE's state affiliate banks, and all of BANC ONE's affiliate banks are subject to regulation in some degree by the Federal Reserve and the Federal Deposit Insurance Corporation (the "FDIC"). In addition to banking laws, regulations and regulatory agencies, BANC ONE and its affiliates are subject to various other laws, regulations and regulatory agencies, all of which directly or indirectly affect BANC ONE's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect BANC ONE.

  Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on BANC ONE and its subsidiaries are difficult to determine.

  BANC ONE's affiliate banks are affected by various state and federal laws and by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve. An important purpose of these fiscal and monetary policies is to curb inflation and control recessions through control of the supply of money and credit. The Federal Reserve uses its powers to regulate reserve requirements of its member banks, to set the discount rate on extensions of credit to insured depository institutions and to conduct open market operations in United States government securities so as to exercise control over the supply of money and credit. These policies directly affect the amount of, and the interest rates on, bank loans and deposits, and this materially affects bank earnings. Future policies of the Federal Reserve and other authorities cannot be predicted, nor can their effect on future bank earnings be predicted. Similarly, future changes in state and federal laws and wage, price and other economic restraints of the federal government cannot be predicted nor can their effect on future bank earnings be predicted.

  Holding Company Structure. BANC ONE is a legal entity separate and distinct from its affiliates. Accordingly, the right of BANC ONE, and thus the rights of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate is necessarily subject to the prior claims of creditors of such affiliate, except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized. The principal sources of BANC ONE's revenues are dividends and fees from its affiliates.

  BANC ONE's affiliate banks are subject to restrictions under federal law which limit the transfer of funds by the affiliate banks to BANC ONE and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any affiliate bank to BANC ONE or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to BANC ONE and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

  The Federal Reserve has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when BANC ONE may not have the resources to provide it. Any capital loans by BANC ONE to any of the affiliate banks are subordinate in right of payment to deposits and to certain other indebtedness of such affiliate bank. In addition, in the event of a bank holding company's bankruptcy any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of an affiliate bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

  Federal law (12 U.S.C. Section 55) permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to banks chartered by such states. BANC ONE, as the sole shareholder of certain of its affiliate national banks, is subject to such provisions.

  Capital Requirements. BANC ONE is subject to capital ratios, requirements and guidelines imposed by the Federal Reserve, which are substantially similar to the ratios, requirements and guidelines imposed by the Federal Reserve, the OCC and the FDIC on the banks within their respective jurisdictions. These capital requirements are designed to require more capital of banks and bank holding companies that are subject to greater risks. For this purpose, a bank's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of risk that is ascribed to such assets or commitments. A bank's or holding company's capital, in turn, is divided into two tiers: core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock and related surplus (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets; and supplementary ("Tier 2") capital, which includes, among other items, cumulative and limited-life preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions.

  BANC ONE, like other bank holding companies, currently is required to maintain Tier 1 and total capital (the sum of Tier 1 and supplementary capital) equal to at least 4% and 8% of its total risk-weighted assets, respectively. At June 30, 1995, BANC ONE met both requirements, with Tier 1 and total capital equal to 10.36% and 13.76% of its total risk-weighted assets, respectively.

  The Federal Reserve also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3%, if the holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 100 to 200 basis points if the holding company does not meet these requirements. At June 30, 1995, BANC ONE met this requirement with a leverage ratio of 8.72%.

  The Federal Reserve may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital ratios including tangible capital positions well above the minimum levels. The Federal Reserve has not, however, imposed any such special capital requirement on BANC ONE.

  On September 14, 1993, the Federal Reserve, the FDIC and the OCC issued a joint notice of proposed rulemaking, soliciting comments on a proposal to revise their risk-based capital standards to take account of interest rate risk. The notices propose alternative approaches for determining the additional amount of capital, if any, that may be required to compensate for interest rate risk. The first approach would reduce a depository institution's risk-based capital ratios by an amount based on its measured exposure to interest rate risk in excess of a specified threshold. The second approach would assess the need for additional capital on a case-by-case basis, considering both the level of measured exposure and qualitative risk factors. BANC ONE cannot assess at this point the impact, if any, that such proposals would have on its capital ratios.

  Dividend Restrictions. Various federal and state statutory provisions limit the amount of dividends BANC ONE's affiliate banks can pay to BANC ONE without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or by a state-chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. At December 31, 1994, total stockholders' equity of the affiliate banks approximated $7.2 billion, of which $1.4 billion was available for payment of dividends without approval by the applicable regulatory authority.

  In addition, federal bank regulatory authorities have authority to prohibit the affiliate banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of BANC ONE's affiliate banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines.

  Federal Deposit Insurance Corporation Improvement Act of 1991. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") significantly expanded the regulatory and enforcement powers of federal banking regulators, in particular the FDIC, and has important consequences for BANC ONE, its affiliate banks and other depository institutions located in the United States.

  A major feature of FDICIA is the comprehensive directions it gives to federal banking regulators to promptly direct or require the correction of problems at inadequately capitalized banks in the manner that is least costly to the federal deposit insurance funds. The degree of corrective regulatory involvement in the operations and management of banks and their holding companies is, under FDICIA, largely determined by the actual or anticipated capital positions of the subject institution.

  FDICIA established five tiers of capital measurement for regulatory purposes ranging from "well capitalized" to "critically undercapitalized." Under regulations adopted by the federal banking agencies, a depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if its tangible equity is not greater than 2% of total tangible assets. A depository institution may be deemed to be in a capitalization category lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating. FDICIA requires banking regulators to take increasingly strong corrective steps, based on the capital tier of any subject bank, to cause such bank to achieve and maintain capital adequacy. Even if a bank is adequately capitalized, however, the banking regulators are authorized to apply corrective measures if the bank is determined to be in an unsafe or unsound condition or engaging in an unsafe or unsound activity.

  Depending on the level of capital of an insured depository institution, the banking regulatory agencies' corrective powers can include: requiring a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to reduce total assets; requiring the institution to issue additional stock (including voting stock) or to be acquired; placing restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election for the institution's board of directors; requiring that certain senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; prohibiting the institution's parent bank holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a conservator or receiver for the institution.

  If the insured depository institution is undercapitalized, the parent bank holding company is required to guarantee that the institution will comply with any capital restoration plan submitted to, and approved by, the appropriate federal banking agency in an amount equal to the lesser of (i) 5% of the institution's total assets at the time the institution became undercapitalized or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with the capital restoration plan. If such parent bank holding company guarantee is not obtained, the capital restoration plan may not be accepted by the banking regulators. As a result, such institution would be subject to the more severe restrictions imposed on significantly undercapitalized institutions. Further, the failure of such a depository institution to submit an acceptable capital plan is grounds for the appointment of a conservator or receiver.

  FDICIA also contains a number of other provisions affecting depository institutions, including additional reporting and independent auditing requirements, the establishment of safety and soundness standards, the changing of FDIC insurance premiums from flat amounts to the system of risk-based assessments described below under "Deposit Insurance Assessments", a review of accounting standards, and supplemental disclosures and limits on the ability of all but well capitalized depository institutions to acquire brokered deposits. The Riegle-Community Development and Regulatory Improvement Act of 1994, however, among other things, contains a number of specific provisions easing the regulatory burden on banks and bank holding companies, including some imposed by FDICIA, and making the bank regulatory system more efficient. Federal banking regulators are taking actions to implement these provisions.

  Deposit Insurance Assessments. The deposits of each of BANC ONE's affiliate banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

  Until June 1, 1995, there was an eight basis point spread between the highest and lowest assessment rates, with banks classified in the highest capital and supervisory evaluation categories being subject to a rate of $0.23 per $100 of deposits and banks classified in the lowest capital and supervisory evaluation categories being subject to a rate of $0.31 per $100 of deposits. These assessment rates reflected, in substantial part, the amount the FDIC had determined necessary to increase the reserve ratio of the BIF to 1.25% of total insured bank deposits. Under FDICIA, the FDIC was required to set deposit insurance premium rates at a level sufficient to achieve that ratio by 2006.

  The FDIC recently determined that the BIF attained the required 1.25% reserve ratio on or before June 1, 1995. Accordingly, the FDIC has ordered a reduction in BIF deposit insurance premium rates. The new rates take effect September 29, 1995. In addition, banks will receive a refund for the difference between the new rates and the old rates for the period from June 1, 1995 through September 29, 1995. Under the new assessment system, there is a 27 basis point spread between the highest and lowest assessment rates, with banks classified in the highest capital and supervisory evaluation categories being subject to a rate of $0.04 per $100 of deposits and banks classified in the lowest capital and supervisory evaluation categories continuing to be subject to a rate of $0.31 per $100 of deposits. The new rates will apply to all subsequent assessment periods, with modification as necessary in future periods to maintain the reserve ratio at the required level by means of an adjustment factor of plus-or-minus five basis points.

  Because the FDIC's Savings Association Insurance Fund ("SAIF"), which insures savings institution deposits, has not yet reached the required 1.25% reserve ratio, and is not projected to do so for several years, SAIF deposit insurance premium rates have not been lowered, and will continue to range from $0.23 per $100 of deposits for savings institutions in the highest capital and supervisory evaluation categories to $0.31 per $100 of deposits for savings institutions in the lowest capital and supervisory evaluation categories. However, Congress is considering proposals to recapitalize the SAIF and/or merge the SAIF with the BIF. It is uncertain whether or when such proposals might be adopted, or what impact they might have on the BIF or on BIF-insured institutions.

  Some BANC ONE affiliate banks hold deposits that were acquired from savings institutions and that, accordingly, are insured by SAIF. At June 30, 1995, BANC ONE's affiliate banks held in aggregate approximately $6.3 billion of such deposits. Deposit insurance premiums will be charged on these deposits at the higher SAIF rate.

  Depositor Preference Statute. Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such institution, including federal funds and letters of credit, in the "liquidation or other resolution" of the institution by any receiver.

  Brokered Deposits. Under FDIC regulations, no FDIC-insured bank or savings institution can accept brokered deposits unless it (a) is well capitalized or
(b) is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any bank or savings institution that is not well capitalized from (a) paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or (b) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors. At June 30, 1995, BANC ONE's bank subsidiaries had aggregate total brokered deposits of approximately $94 million.

  Interstate Banking. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits, (a) bank holding companies such as BANC ONE are permitted, beginning September 29, 1995, to acquire banks and bank holding companies located in any state; (b) any bank that is a subsidiary of a bank holding company is permitted, again beginning September 29, 1995, to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (c) banks are permitted, beginning June 1, 1997, to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states, provided that, in the case of any such purchase or opening of individual branches, the host state has adopted legislation "opting in" to those provisions of Riegle-Neal; and provided that, in the case of a merger with a bank located in another state, the host state has not adopted legislation "opting out" of that provision of Riegle-Neal. BANC ONE might use Riegle-Neal to acquire banks in additional states and to consolidate its bank subsidiaries under a smaller number of separate charters.

INCORPORATION OF CERTAIN INFORMATION ABOUT BANC ONE BY REFERENCE

  BANC ONE's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (as amended by Form 10-K/A filed April 4, 1995 and Form 10-K/A filed June 29, 1995), BANC ONE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 and BANC ONE's Current Reports on Form 8-K dated July 19, 1995 and July 24, 1995, in each case filed with the Commission pursuant to Section 13 of the Exchange Act and the description of BANC ONE Common Stock set forth in BANC ONE's Registration Statement on Form 8-B dated May 1, 1989, including any amendment or report filed for the purpose of updating such description, are incorporated into this Prospectus and Proxy Statement by reference. See "INCORPORATION BY REFERENCE."

                    INFORMATION ABOUT PREMIER BANCORP, INC.

GENERAL

  PREMIER is the bank holding company of Premier Bank, a national banking association offering banking and trust services through more than 150 branches located throughout Louisiana. Premier Bank has branch offices in seven of the eight major metropolitan areas of Louisiana. PREMIER also has a wholly owned, nonbank subsidiary that provides discount brokerage services. At June 30, 1995, PREMIER had consolidated total assets of $5.5 billion, consolidated total deposits of $4.3 billion and consolidated total stockholders' equity of $477 million.

  Premier Bank is a full-service commercial bank offering a comprehensive range of consumer and commercial banking services including checking, savings and time deposits of various types, consumer installment, real estate and commercial loans, investment services, electronic banking facilities and wire transfer facilities. In addition, Premier Bank offers a full range of personal and corporate trust services.

  PREMIER has one other wholly owned subsidiary, Premier Securities Corporation ("Premier Securities"). Premier Securities is registered as a securities broker-dealer under the rules of the Commission and the laws of the State of Louisiana and is a member of the National Association of Securities Dealers, Inc. Premier Securities offers discount brokerage services in the major offices of Premier Bank. Premier Bank has two principal subsidiaries:
Premier Investment Advisors, L.L.C. and Premier Mortgage Company, L.C. Premier Investment Advisers, L.L.C. is a registered investment advisor under the Investment Advisers Act of 1940 and (i) acts as portfolio manager for the trust assets of Premier Bank, as well as the manager of the Paragon Portfolio, a family of mutual funds distributed by Goldman Sachs and Company, and (ii) provides direct investment advisory services to a select group of clients. Its main office is located in Baton Rouge. Premier Mortgage Company, L.C. engages in the business of originating and servicing real estate mortgage loans that qualify for resale and at August 31, 1995 was servicing $969.6 million in loans for unaffiliated investors.

MARKET PRICES OF AND DIVIDENDS PAID ON PREMIER COMMON STOCK

  PREMIER Common Stock is a Nasdaq National Market System security traded on The Nasdaq Stock Market under the symbol "PRBC." The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of PREMIER Common Stock as reported on The Nasdaq Stock Market. PREMIER did not pay any cash dividends during any such period of time except for a $0.25 per share dividend in the third quarter of 1995. PREMIER's ability to pay dividends in the future is subject to the Merger Agreement. See "MERGER--General." The stock price information has been adjusted to reflect a 10% stock dividend in June 1993.

                          PRICE RANGE OF COMMON STOCK

                                                                   HIGH   LOW
                                                                  ------ ------
1993
 First Quarter................................................... $16.82 $13.41
 Second Quarter..................................................  16.94  14.38
 Third Quarter...................................................  17.25  15.00
 Fourth Quarter..................................................  18.38  17.50
1994
 First Quarter................................................... $18.00 $17.13
 Second Quarter..................................................  18.13  16.44
 Third Quarter...................................................  17.75  16.75
 Fourth Quarter..................................................  17.25  15.25
1995
 First Quarter................................................... $16.63 $15.63
 Second Quarter..................................................  18.13  16.13
 Third Quarter...................................................  22.25  17.88
 Fourth Quarter..................................................  22.50  22.06
  (through October 4, 1995)

INCORPORATION OF CERTAIN INFORMATION ABOUT PREMIER BY REFERENCE

  PREMIER's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, PREMIER's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 and PREMIER's Current Reports on Form 8-K dated January 11, 1995, April 12, 1995, May 2, 1995, July 12, 1995 and July 19,
1995, in each case filed with the Commission pursuant to Section 13 of the Exchange Act, and the description of PREMIER Common Stock set forth in PREMIER's Current Report on Form 8-K dated February 22, 1991, including any amendment or report filed for the purpose of updating such description, are incorporated into this Prospectus and Proxy Statement by reference. See "INCORPORATION BY REFERENCE."

                       VOTING AND MANAGEMENT INFORMATION

  Solicitation of proxies will be made in person, by mail or by telephone or telegraph by present and former directors, officers and employees of PREMIER for which no additional compensation will be paid. PREMIER has also retained Corporate Investors Communications, Inc. to assist in the solicitation of proxies, for a fee of approximately $5,000 plus reasonable out-of-pocket expenses. PREMIER will bear the cost of solicitation of proxies from its shareholders and may reimburse brokers and others for their expenses in forwarding solicitation material to beneficial owners of its voting stock. BANC ONE will pay the costs of preparing and printing this Prospectus and Proxy Statement. Copies of the form of proxy and Notice and this Prospectus and Proxy Statement will be mailed to shareholders on or about October 13, 1995.

VOTING

  The PREMIER Board has fixed the close of business on October 10, 1995 as the Record Date for determination of shareholders entitled to notice of and to vote at the Special Meeting. As of the record date, 34,911,012 shares of PREMIER Common Stock were outstanding, each of which entitles its holder to one vote on each matter submitted to the vote of shareholders at the Special Meeting. The presence in person or by proxy of the holders of a majority of the shares of PREMIER Common Stock outstanding is required to constitute a quorum for the Special Meeting. Approval of the Merger Agreement requires the affirmative vote of not less than a majority of the outstanding shares of PREMIER Common Stock entitled to vote thereon and present at the Special Meeting.

  Votes, whether in person or by proxy, will be counted and tabulated by inspectors appointed by PREMIER. The inspectors will treat shares of PREMIER Common Stock represented by a properly executed and returned proxy as present at the Special Meeting for purposes of determining a quorum. An abstention will have the same effect as a vote against the proposal to approve the Merger Agreement, and a broker non-vote will have no effect on the outcome of the vote on the proposal.

  The form of proxy accompanying this Prospectus and Proxy Statement is solicited by the Board of Directors of PREMIER. A shareholder may use a proxy whether or not he or she intends to attend the Special Meeting in person. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice to the Secretary of PREMIER, by executing and submitting a later dated proxy or by attending and voting in person at the Special Meeting. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. The PREMIER Board is not aware of any other matters which may be presented for action at the Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with their best judgment.

  The Directors of PREMIER have unanimously approved the Merger Agreement. PREMIER believes that each of its directors will vote all of his shares in favor of the Merger Agreement.

RIGHTS OF DISSENTING SHAREHOLDERS

  Unless the Merger Agreement is approved by the holders of at least 80% of the outstanding shares of PREMIER Common Stock, Section 131 of Louisiana Law ("Section 131") allows a shareholder of PREMIER who objects to the Merger and who complies with the provisions of that section to dissent and, if the Merger is effected, to have paid to him in cash the fair cash value of his shares of PREMIER Common Stock as of the day before the Special Meeting, as determined by agreement between the shareholder and the corporation surviving the Merger (the "Surviving Corporation") or by a district court of the State of Louisiana for the Parish of East Baton Rouge if the shareholder and the Surviving Corporation are unable to agree upon the fair cash value. Such fair cash value would be payable only when and if the Merger is consummated, and would be paid without interest.

  To exercise the right of dissent, a shareholder must (i) file with PREMIER a written objection to the Merger Agreement prior to or at the Special Meeting and (ii) also vote his shares (in person or by proxy) against the Merger Agreement at the Special Meeting. Neither a vote against the Merger Agreement nor a specification in a proxy to vote against the Merger Agreement will in and of itself constitute the necessary written objection to the Merger Agreement. Moreover, by voting in favor of, or abstaining from voting on, the Merger Agreement, or by returning the enclosed proxy without instructing the proxyholders to vote against the Merger Agreement, a shareholder waives his rights under Section 131. Thus, for example, a shareholder who executes and returns a blank proxy with no specifications as to how it is to be voted will lose any rights under Section 131.

  If the Merger Agreement is approved by less than 80% of the total voting power of PREMIER, and the Merger is consummated, notice of the consummation of the Merger will be given to each shareholder of PREMIER who both filed a written objection to and voted against the Merger Agreement in compliance with
Section 131. Within 20 days after the mailing of such notice, the shareholder must file with the Surviving Corporation a written demand for payment for his shares at their fair cash value as of the day before the date of the Special Meeting and must state the amount demanded and a post office address to which the Surviving Corporation may reply. He must also deposit the certificate(s) representing his shares of PREMIER Common Stock in escrow with a bank or trust company located in East Baton Rouge Parish, Louisiana. With the above-mentioned demand, the shareholder must also deliver to the Surviving Corporation the written acknowledgment of such bank or trust company that it holds the certificate(s), duly endorsed and transferred to the Surviving Corporation, upon the sole condition that the certificate(s) will be delivered to the Surviving Corporation upon payment of the fair cash value of the shares in accordance with Section 131. A shareholder who perfects his dissenters' rights, upon filing a demand for the value of his shares, will, under Louisiana Law, no longer have any rights as a shareholder, including the right to pursue state law claims.

  If the Surviving Corporation does not agree to the amount demanded by the shareholder, or does not agree that payment is due, it will, within 20 days after receipt of such demand and acknowledgment, notify such shareholder in writing of either (i) the amount it will agree to pay, if any payment should be held to be due, or (ii) that it does not believe that any payment is due. If the shareholder does not agree to accept the offered amount, or disagrees with the Surviving Corporation's assertion that no payment is due, he must, within 60 days after receipt of such notice, file suit against the Surviving Corporation in a district court of the State of Louisiana for the Parish of East Baton Rouge for a judicial determination of the fair cash value of the shares. Any shareholder entitled to file such a suit may, within such 60-day period, but not thereafter, intervene as a plaintiff in any such suit filed against the Surviving Corporation by another shareholder of PREMIER for a judicial determination of the fair cash value of such other shareholder's shares. If a shareholder fails to bring or to intervene in such a suit within the applicable 60-day period, he will be deemed to have consented to accept the Surviving Corporation's statement that no payment is due or, if the Surviving Corporation does not contend that no payment is due, to accept the amount specified by the Surviving Corporation in its notice of disagreement.

  If, upon the filing of any such suit or intervention, the Surviving Corporation deposits with the court the amount, if any, which it specified in its notice of disagreement, and if in that notice the Surviving Corporation offered to pay such amount to the shareholder on demand, then the costs (not including legal fees) of the suit or intervention will be taxed against the shareholder if the amount finally awarded to him, exclusive of interest and costs, is equal to or less than the amount so deposited; otherwise, the costs (not including legal fees) will be taxed against the Surviving Corporation.

  Upon filing a demand for the fair cash value of his shares, a shareholder ceases to have any rights of a shareholder except the rights provided by
Section 131. The shareholder's demand may be withdrawn voluntarily at any time before the Surviving Corporation gives its notice of disagreement, but thereafter only with the written consent of the Surviving Corporation. If withdrawn, or if the shareholder otherwise loses his dissenters' rights, such shareholder will be reinstated to his rights as a shareholder as of the time of filing of his demand for fair cash value, including any intervening preemptive rights or rights to dividends or other distributions; if, however, such preemptive rights have expired or any dividend or distribution other than in cash has been completed, the Surviving Corporation may elect to pay the fair value thereof in cash as of the time such preemptive rights expired or the dividend or distribution was completed.

  Prior to the Special Meeting and thereafter until the date the Merger is effected, dissenting shareholders of PREMIER should send any communications regarding their rights to Premier Bancorp, Inc., 451 Florida Street, Baton Rouge, Louisiana 70801, Attn: Secretary. On or after the date the Merger is effected, dissenting shareholders of PREMIER should send any communications regarding their rights to the address that will be specified in the notice of consummation of the Merger.

  All communications must be signed by or on behalf of the dissenting shareholder in the form in which his shares are registered on the books of PREMIER.

  THE FOREGOING SUMMARY OF SECTION 131 OF THE LOUISIANA BUSINESS CORPORATION LAW IS NECESSARILY INCOMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THAT SECTION SET FORTH IN APPENDIX B.

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF BANC ONE

  Information concerning the directors and executive officers of BANC ONE, compensation of directors and executive officers of BANC ONE and any related transactions in which they have an interest, together with information related to principal shareholders of BANC ONE, is set forth in BANC ONE's Proxy Statement dated March 11, 1995, incorporated herein by reference to BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1994. See "INCORPORATION BY REFERENCE."

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF PREMIER

  Information concerning the directors and executive officers of PREMIER, compensation of directors and executive officers of PREMIER and any related transactions in which they have an interest, together with information related to principal shareholders of PREMIER, is set forth in PREMIER's Proxy Statement dated March 10, 1995, incorporated herein by reference to PREMIER's Annual Report on Form 10-K for the year ended December 31, 1994. See "INCORPORATION BY REFERENCE."

                                                                      APPENDIX A

                                                   Investment Banking Group

                                                   World Financial Center
                                                   North Tower
                                                   New York, New York 10281-1325
                                                   212 449 1000
[LOGO of Merrill Lynch, Pierce, Fenner & Smith Incorporated]

                                                October 13, 1995

Board of Directors
Premier Bancorp, Inc.
Premier Centre--North Tower
451 Florida Street
Baton Rouge, Louisiana 70801

Members of the Board:

  Premier Bancorp Inc. ("Premier") and Banc One Corporation ("Banc One") have entered into an agreement (the "Agreement") pursuant to which Premier will be merged with a wholly owned subsidiary of Banc One in a transaction (the "Merger") in which each outstanding share of Premier's common stock, no par value, $5.00 stated value (the "Premier Shares"), will be converted into the right to receive 0.617761 shares (the "Exchange Ratio") of the common stock, no par value, $5.00 stated value, of Banc One (the "Banc One Shares"). In addition, the Agreement provides that Premier may declare and pay quarterly dividends on the Premier Shares in the amount of $0.25 per Premier Share prior to the completion of the Merger.

  You have asked us whether, in our opinion, the proposed Exchange Ratio in the Merger is fair to the holders of Premier Shares (other than Banc One) from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed Premier's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and Premier's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995 and June 30, 1995;

  (2) Reviewed Banc One's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and Banc One's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995 and June 30, 1995;

  (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, assets and prospects of Premier and Banc One, furnished to us by Premier and Banc One;

  (4) Conducted discussions with members of senior management of Premier and Banc One concerning their respective businesses, operations, regulatory condition and prospects;

  (5) Reviewed the historical market prices and trading activity for the Premier Shares and the Banc One Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

  (6) Compared the results of operations of Premier and Banc One with those of certain companies which we deemed to be relevant;

  (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

  (8) Analyzed the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Banc One;

[LOGO of Merrill Lynch, Pierce, Fenner & Smith Incorporated]

  (9) Participated in discussions and negotiations among representatives of Premier and Banc One;

  (10) Reviewed the Agreement dated July 19, 1995; and

  (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary to the rendering of this opinion.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by Premier and Banc One, and we have not assumed any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of the assets or liabilities of Premier or Banc One or any of their subsidiaries nor have we been furnished any such evaluation or appraisal. We have also relied upon the managements of Premier and Banc One as to the reasonableness and achievability of the financial operating forecasts (and the assumptions and bases therefore) provided to us. In that regard, we have assumed with your consent that such forecasts and projections regarding future economic conditions and results of operations reflect the best currently available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and the time periods currently estimated by the managements of Premier and Banc One. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We are not experts in the evaluation of allowances for loan losses and we have not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses of Premier and Banc One nor have we reviewed any individual credit files.

  For purposes of our opinion, we reviewed the terms of the Agreement and Plan of Acquisition, dated as of March 26, 1992, as amended, between Premier and Banc One, and the related agreements referred to therein, and considered the effect of such agreements on the Merger and possible alternative transactions involving Premier.

  We have been retained by the Board of Directors of Premier as an independent contractor to act as financial advisor to Premier with respect to the Merger and will receive a fee for our services. We have, in the past, provided financial advisory and financing services to Premier and Banc One and have received fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade debt and/or equity securities of Premier and Banc One and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities.

  Our opinion is directed to the Board of Directors of Premier and does not constitute a recommendation to any shareholder of Premier as to how such shareholder should vote at any shareholder meeting of Premier held in connection with the Merger.

  On the basis of, and subject to the foregoing, we are of the opinion that the proposed Exchange Ratio in the Merger is fair to the holders of Premier Shares (other than Banc One) from a financial point of view.

                                       Very truly yours,

                                       MERRILL LYNCH, PIERCE, FENNER & SMITH
                                       INCORPORATED

                                                                     APPENDIX B

             SECTION 131 OF THE LOUISIANA BUSINESS CORPORATION LAW

131. Rights of a shareholder dissenting from certain corporate actions.

  A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

  B. The right to dissent provided by this Section shall not exist in the case of:

  (1) A sale pursuant to an order of a court having jurisdiction in the premises.

  (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

  (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

  C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

  D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

  E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

  F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

  G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

  H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Section 1701.13(E) of the Ohio General Corporation Law sets forth provisions which define the extent to which a corporation may indemnify directors, officers and employees. Those provisions have been adopted by the Registrant in Article V of the Registrant's Code of Regulations. Article V provides for the indemnification or the purchase of insurance for the benefit of the directors, officers, employees and agents of the Registrant in the event such persons are subject to legal action as a result of actions in their capacities as directors, officers, employees or agents of the Registrant. The Registrant has entered into indemnification agreements with its directors and executive officers that provide for indemnification unless the indemnitee's conduct is finally adjudged by a court to be knowingly fraudulent, deliberately dishonest or willful misconduct. The Registrant indemnifies other officers, employees or agents provided such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the Registrant or, with respect to criminal actions, had no reason to believe was unlawful.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  The following exhibits are filed herewith except those indicated which have been filed previously as shown below and which are incorporated herein by reference.

2.1 Agreement and Plan of Merger dated as of July 19, 1995, between Premier Bancorp, Inc., Premier Acquisition Corporation and the Registrant.

2.2 First Amendment to Agreement and Plan of Merger dated as of September 7, 1995 by and among Premier Bancorp, Inc., Premier Acquisition Corporation and the Registrant.

3.1 Amended Articles of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 of the Annual Report of the Registrant on Form 10-K for the year ended December 31, 1991).

3.2 Code of Regulations of the Registrant (incorporated by reference from Exhibit 3.2 of the Annual Report of the Registrant on Form 10-K for the year ended December 31, 1991).

4.1 Form of Common Stock Certificate of the Registrant (incorporated by reference from Exhibit 4.1 to the Annual Report of the Registrant on Form 10-K for the year ended December 31, 1989).

5 Opinion of Steven Alan Bennett, Esq., General Counsel for the Registrant, regarding the legality of securities being offered, including consent.

8 Opinion of Coopers & Lybrand L.L.P. regarding the Federal income tax consequences of the Merger, including consent.

23.1 Consent of Coopers & Lybrand L.L.P. relating to the opinion filed as
     Exhibit 8 (included in Exhibit 8 hereto.)

23.2 Consent of Coopers & Lybrand L.L.P. relating to the audited financial statements of the Registrant.

23.3 Consent of KPMG Peat Marwick LLP relating to the audited financial statements of Premier Bancorp, Inc.

23.4 Consent of Steven Alan Bennett, Esq., General Counsel for the Registrant (included in Exhibit 5 hereto).

23.5 Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

24 Powers of Attorney (included elsewhere in Part II of this Registration Statement).

99.1 Form of Proxy to be used by Premier Bancorp, Inc.

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on October 5, 1995.

                                          BANC ONE CORPORATION

                                          By: /s/ Roman J. Gerber
                                            ---------------------------
                                              Roman J. Gerber Executive Vice
                                              President

                               POWER OF ATTORNEY

  We, the undersigned officers and directors of BANC ONE CORPORATION, hereby severally constitute and appoint William P. Boardman, Roman J. Gerber, William
C. Leiter, George R. L. Meiling or Michael J. McMennamin and each of them our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and any subsequent registration statement filed by BANC ONE CORPORATION pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  WITNESS our hands and common seal on the dates set forth below.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

        Signature                    Title                       Date
        ---------                    -----                       ----

    /s/ John B. McCoy        Chairman of the Board          October 5, 1995
-------------------------    (Principal Executive Officer
      John B. McCoy          and Director)

 /s/ Richard J. Lehmann      President and Director         October 5, 1995
-------------------------
   Richard J. Lehmann


/s/ Michael J. McMennamin    Executive Vice President       October 5, 1995
-------------------------    (Principal Financial Officer)
  Michael J. McMennamin


  /s/ William C. Leiter      Controller (Principal          October 5, 1995
-------------------------    Accounting Officer)
   William C. Leiter

  /s/ Charles E. Exley       Director                       October 5, 1995
-------------------------
    Charles E. Exley

        Signature                 Title                          Date
        ---------                 -----                          ----

    /s/ E. Gordon Gee           Director                     October 5, 1995
------------------------------
      E. Gordon Gee

    /s/ John R. Hall            Director                     October 5, 1995
------------------------------
      John R. Hall

/s/ Laban P. Jackson, Jr.       Director                     October 5, 1995
------------------------------
  Laban P. Jackson, Jr.

    /s/ John G. McCoy           Director                     October 5, 1995
------------------------------
      John G. McCoy

  /s/ Richard L. Scott          Director                     October 5, 1995
------------------------------
    Richard L. Scott

/s/ Thekla R. Shackelford       Director                     October 5, 1995
------------------------------
  Thekla R. Shackelford

    /s/ Alex Shumate            Director                     October 5, 1995
------------------------------
      Alex Shumate

/s/ Frederick P. Stratton, Jr.  Director                     October 5, 1995
------------------------------
  Frederick P. Stratton, Jr.

  /s/ Robert D. Walter          Director                     October 5, 1995
------------------------------
    Robert D. Walter

                                 EXHIBIT INDEX

Exhibit 2.1 Agreement and Plan of Merger dated as of July 19, 1995, by and among Premier Bancorp, Inc., Premier Acquisition Corporation and the Registrant.

Exhibit 2.2 First Amendment to Agreement and Plan of Merger dated as of September 7, 1995 by and among Premier Bancorp, Inc., Premier Acquisition Corporation and the Registrant.

Exhibit 5 Opinion of Steven Alan Bennett, Esq., General Counsel for the Registrant, regarding the legality of securities being offered, including consent.

Exhibit 8 Opinion of Coopers & Lybrand L.L.P. regarding the Federal income tax consequences of the Merger, including consent.

Exhibit 23.2 Consent of Coopers & Lybrand L.L.P. relating to the audited financial statements of the Registrant.

Exhibit 23.3 Consent of KPMG Peat Marwick LLP relating to the audited financial statements of Premier Bancorp, Inc.

Exhibit 23.5 Consent of Merill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit 99.1 Form of Proxy to be used by Premier Bancorp, Inc.